Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

Open Text Corporation,

Galileo Acquisition Sub Inc.

and

Guidance Software, Inc.

Dated as of July 25, 2017

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3.25	Sanctions Laws	36
3.26	Interested Party Transactions	37
3.27	No Other Representations and Warranties	37

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER		37

4.1	Corporate Existence and Power	38
4.2	Corporate Authorization	38
4.3	Governmental Authorization	38
4.4	Non-Contravention	38
4.5	Litigation	39
4.6	Information in the Offer Documents and the Schedule 14D-9	39
4.7	Ownership of Company Capital Stock	39
4.8	Sufficient Funds	40
4.9	Purchaser	40
4.10	Management Arrangements	40
4.11	Vote Required	40
4.12	No Brokers	40

ARTICLE 5 COVENANTS		40

5.1	Conduct of Business by the Company Pending the Closing	40
5.2	Access to Information; Confidentiality	44
5.3	No Solicitation	45
5.4	Certain Filings	48
5.5	Appropriate Action; Consents; Filings	48
5.6	Certain Notices	51
5.7	Public Announcements	52
5.8	Indemnification of Directors and Officers	52
5.9	State Takeover Laws	54
5.10	Section 16 Matters	54
5.11	Approval of Compensation Arrangements	54
5.12	Stock Exchange De-listing	54
5.13	Obligations of Purchaser and the Surviving Corporation	55
5.14	Employees	55
5.15	Director Resignations	56
5.16	Stockholder Litigation	56
5.17	Payoff of Existing Company Indebtedness	57
5.18	Foreign National Employees	57

ARTICLE 6 CONDITIONS TO CONSUMMATION OF THE MERGER		57

6.1	Conditions to Obligations of Each Party Under This Agreement	57

ARTICLE 7 TERMINATION		57

7.1	Termination	57
7.2	Effect of Termination	59

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ARTICLE 8 GENERAL PROVISIONS		61

8.1	Non-Survival of Representations and Warranties	61
8.2	Fees and Expenses	61
8.3	Notices	61
8.4	Certain Definitions	62
8.5	Terms Defined Elsewhere	73
8.6	Headings	75
8.7	Severability	75
8.8	Amendments	76
8.9	Waiver	76
8.10	Entire Agreement	76
8.11	Assignment	76
8.12	No Third Party Beneficiaries	76
8.13	Mutual Drafting; Interpretation	76
8.14	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	78
8.15	Counterparts	79
8.16	Specific Performance	79

Annex I                                           Conditions to the Offer

Exhibit A                                 Form of Certificate of Incorporation of Surviving Corporation
Exhibit B                                  Form of Bylaws of Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 25, 2017 (this “Agreement”), by and among Open Text Corporation, a corporation incorporated under the federal laws of Canada (the “Parent”), Galileo Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), and Guidance Software, Inc., a Delaware corporation (the “Company”).  All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement.

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of the acquisition of the Company by Parent, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) a cash tender offer (as it may be extended, amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to purchase any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Shares”), at a price per Company Share of $7.10 (such amount, or any other amount per Company Share that may be paid pursuant to the Offer in accordance with this Agreement, being hereinafter referred to as the “Offer Price”), net of withholding of Taxes as provided in Section 2.8 and without interest, all upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as soon as practicable following the Acceptance Time (as defined herein), upon the terms and subject to the conditions set forth in this Agreement, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), with the Merger to be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, the directors and certain officers of the Company are entering into a Tender and Voting Agreement (the “Tender Agreement”) pursuant to which such directors and officers, among other things, will agree to accept the Offer and tender their Company Shares pursuant to the Offer;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement, the Tender Agreement and the transactions contemplated hereby and thereby (the “Transactions”) are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Tender Agreement and the Transactions, including the Offer and the Merger, upon the terms and subject to the conditions contained herein, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL, and (iv) determined, upon the terms and subject to the conditions contained herein (including Section 5.3) to recommend that stockholders of the Company accept the Offer and tender their Company Shares pursuant to the Offer;

WHEREAS, the Board of Directors of each of Parent and Purchaser have approved and declared advisable this Agreement, the performance by Parent and Purchaser of their respective covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein; and

WHEREAS, Parent, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1
THE OFFER

1.1                            The Offer.

(a)                               Terms and Conditions.  Provided that this Agreement shall not have been terminated in accordance with Article 7, as promptly as practicable after the date hereof (but in no event later than ten (10) Business Days after the date hereof), Purchaser shall (and Parent shall cause Purchaser to) commence, within the meaning of Rule 14d-2 under the Exchange Act, the Offer to purchase for cash any and all outstanding Company Shares at the Offer Price (subject to Section 2.4).  The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms and conditions of the Offer as set forth in this Agreement and in Annex I (the “Offer Conditions”).  The consummation of the Offer, and the obligation of Purchaser to accept for payment and pay for Company Shares tendered pursuant to the Offer, shall be subject only to the terms and conditions of this Agreement and to the satisfaction, or waiver by Purchaser, of the Offer Conditions.

(b)                              Waiver of Conditions.  To the extent permitted by Law, Purchaser expressly reserves the right (in its sole discretion) to waive any of the conditions to the Offer, and to increase the Offer Price or to make any other changes in the terms and conditions of the Offer; provided, however, that except with the prior written approval of the Company (in its sole discretion), Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Company Shares sought to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition, (v) impose conditions to the Offer that are in addition to the conditions to the Offer set forth in Annex I hereto, (vi) except as provided in Section 1.1(c) or Section 1.1(d), terminate, accelerate, extend or otherwise modify or amend the Expiration Date, or (vii) otherwise modify or amend any of the Offer Conditions or other terms of the Offer in a manner adverse, or that would reasonably be expected to be adverse, to the holders of Company Shares.  For the avoidance of doubt, in no event shall any waiver by Parent or Purchaser of any condition to the Offer (other than the Minimum Condition) in accordance with the terms of this Agreement be deemed to be a modification or amendment of the Offer that is adverse to the holders of Company Shares.

(c)                               Expiration and Extension of the Offer.  Unless extended in accordance with the terms of this Agreement, the Offer shall expire at 12:00 midnight (Eastern time) on the date that is twenty (20) Business Days following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act) (such date and time, the “Initial Expiration Date”).  In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended (the Initial Expiration Date, or such later date and time to which the Initial Expiration Date has been extended in accordance with this Agreement, the “Expiration Date”).  Purchaser may extend the Expiration Date at any time with the Company’s written consent.  Purchaser may, without the Company’s consent:

(i)                                  extend the Offer for any period required by any Law or rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or NASDAQ applicable to the Offer (including in order to comply with Exchange Act Rule 14e-1(b) in respect of any change in the Offer Price); or

(ii)                              if, as of any Expiration Date, any Offer Condition is not satisfied and has not been waived, extend the Offer on one or more occasions in consecutive increments of up to ten (10) Business Days each (or such longer period as the parties hereto may agree), until such time as all Offer Conditions are satified or waived;

provided, however, that, without the Company’s written consent, Purchaser shall not extend the Offer beyond the earlier of the End Date and the termination of this Agreement.  If, (A) as of any Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived by Purchaser in its sole discretion or (B) as of any Expiration Date, all Offer Conditions have been satisfied or waived by Purchaser in its sole discretion other than the Minimum Condition, then on every occasion under clause (A) and on not more than two (2) occasions under clause (B), in each case at the request of the Company, Purchaser shall extend the Offer for an additional period of ten (10) Business Days (or such longer or shorter period as the parties hereto may agree) to permit such Offer Condition(s) to be satisfied; provided, however, that, without the Company’s written consent, Purchaser shall not extend the Offer, and without Purchaser’s prior written consent, Purchaser shall not be required to extend the Offer, in each case beyond the earlier of the End Date and the termination of this Agreement.  Nothing in this Section 1.1(c) shall be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate this Agreement pursuant to and in accordance with the terms of Article 7.

(d)                             Termination of the Offer.  Purchaser shall not terminate the Offer prior to its Expiration Date (as extended and re-extended in accordance with Section 1.1(c)) without the prior written consent of the Company (in its sole discretion), except if this Agreement has been terminated in accordance with Article 7.  If this Agreement is terminated in accordance with Article 7, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within two (2) Business Days of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Company Shares pursuant thereto.  If the Offer is terminated by Purchaser, Purchaser shall, and Parent shall cause Purchaser to, promptly return, and shall cause any depositary acting on behalf of Purchaser to return, in accordance with Law, all tendered Company Shares to the registered holders thereof and Purchaser shall not, and Parent shall cause Purchaser not to, accept any Company Shares pursuant to the Offer.

(e)                               Payment for Company Shares.  On the terms and subject to the conditions set forth in this Agreement and the Offer, Purchaser shall (and Parent shall cause Purchaser to) accept for payment, and pay for, all Company Shares that are validly tendered and not validly withdrawn pursuant to the Offer promptly (within the meaning of Rule 14e-1(c) promulgated under the Exchange Act) after the Expiration Date (the time of such acceptance the “Acceptance Time”); provided, however, that without the prior written consent of the Company (in its sole discretion), Purchaser shall not accept for payment or pay for any Company Shares if, as a result, Purchaser would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition.  Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to pay for any and all Company Shares that Purchaser becomes obligated to accept in the Offer and purchase pursuant to the Offer and this Agreement.  The Offer Price payable in respect of each Company Share validly tendered and not validly withdrawn pursuant to the Offer shall be paid to the holder thereof in cash, without interest, and net of applicable withholding of Taxes as provided in Section 2.8.

(f)                                Schedule TO and Offer Documents.  As soon as practicable on the date of the commencement of the Offer in accordance with Section 1.1(a), Parent and Purchaser shall file with the SEC, in accordance with Rule 14d-3 under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”).  The Schedule TO shall include, as exhibits, the Offer to Purchase, a form of letter of transmittal, a form of summary advertisement and any schedule or form required to be filed pursuant to the Instructions to Schedule TO (collectively, together with any amendments, supplements and exhibits thereto, the “Offer Documents”).  Purchaser may, but shall not be required to, provide guaranteed delivery procedures for the tender of Company Shares in the Offer; provided, however, that if Purchaser provides guaranteed delivery procedures, for purposes of determining whether the Minimum Condition has been satisfied, Parent and Purchaser shall include for purposes of its determination thereof Company Shares tendered in the Offer pursuant to guaranteed delivery procedures (and such Company Shares shall be deemed to be validly tendered) if and only if Company Shares subject to such guarantees have been received by, or on behalf of, Purchaser as of the Expiration Date.  Parent and Purchaser agree to cause the Offer Documents to be disseminated to holders of Company Shares, as and to the extent required by federal securities Laws, including the Exchange Act.  Parent and Purchaser shall cause the Offer Documents to (i) comply with the applicable requirements of the Exchange Act and (ii) as of the date first filed with the SEC and on the date first published, sent or given to the holders of Company Shares, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by the Company for inclusion in the Offer Documents.  Parent and Purchaser, on the one hand, and the Company, on the other hand, agree to promptly notify the other party and correct any information provided by it for use in the Offer Documents, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by Law, and Purchaser agrees to cause the Offer Documents, as so corrected, to be filed with the SEC and disseminated to holders of Company Shares, in each case, as and to the extent required by Law, or by the SEC or its staff or NASDAQ.  Prior to an Adverse Recommendation Change, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents before they are filed with the SEC, and Parent and Purchaser shall consider in good faith any comments from the Company or its counsel.  In addition, prior to an Adverse Recommendation Change, Parent and Purchaser shall provide in writing to the Company and its counsel any written comments or other material written communications (and shall orally describe any oral comments or other material oral communication), that Parent and Purchaser or their counsel may receive from time to time from the SEC or its staff or any other Governmental Authority with respect to the Schedule TO or the Offer Documents promptly after receipt, and any written or oral responses thereto.  Prior to an Adverse Recommendation Change, the Company and its counsel shall be given a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or any other Governmental Authority or its staff, including a reasonable opportunity to review and comment on any such responses, which comments Parent and Purchaser shall consider in good faith.  Parent and Purchaser shall use commercially reasonable efforts to respond promptly to any such comments.

1.2                            Company Actions.

(a)                               Schedule 14D-9.  On the date that the Offer Documents are filed with the SEC, the Company shall, in a manner that complies with the rules and regulations promulgated by the SEC under the Exchange Act, including Rule 14d-9 thereunder, file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”) that shall, subject to the provisions of Section 5.3, contain the Company Board Recommendation.  The Company further agrees to cause the Schedule 14D-9 to be disseminated to holders of Company Shares, as and to the extent required by federal securities laws, including the Exchange Act.  The Company shall cause the Schedule 14D-9 to (i) comply with applicable requirements of the Exchange Act and (ii) as of the date first filed with the SEC and on the date first published, sent or given to the holders of Company Shares, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by Parent or Purchaser for inclusion in the Schedule 14D-9.  Parent and Purchaser, on the one hand, and the Company, on the other hand, agree to promptly notify the other party and correct any information included in, or incorporated by reference into, the Schedule 14D-9, if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by Law, and the Company agrees to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Company Shares, in each case, as and to the extent required by the Law, or by the SEC or its staff or NASDAQ.  Prior to an Adverse Recommendation Change (and except for a filing on Schedule 14D-9 to disclose an Adverse Recommendation Change made in compliance with Section 5.3), Parent, Purchaser and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 before it is filed with the SEC, and the Company shall consider in good faith any comments from Parent, Purchaser or their counsel.  In addition, prior to an Adverse Recommendation Change (and except for comments or communications relating to a filing on Schedule 14D-9 to disclose an Adverse Recommendation Change made in compliance with Section 5.3), the Company shall provide in writing to Parent, Purchaser and their counsel any written comments or other written communications (and shall orally describe any oral comments or other material oral communication), that the Company or its counsel may receive from time to time from the SEC or its staff or any other Governmental Authority with respect to the Schedule 14D-9 promptly after receipt, and any written or oral responses thereto.  Prior to an Adverse Recommendation Change (and except for responses relating to a filing on Schedule 14D-9 to disclose an Adverse Recommendation Change made in compliance with Section 5.3), Parent, Purchaser and their counsel shall be given a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or any other Governmental Authority or its staff, including a reasonable opportunity to review and comment on any such responses, which comments the Company shall consider in good faith.  The Company shall use commercially reasonable efforts to respond promptly to any such comments.

(b)                              Company Information.  Prior to an Adverse Recommendation Change, in connection with the Offer, from time to time as reasonably requested by Parent, Purchaser or their agents, the Company shall, or shall cause its transfer agent to, promptly (and in any event no later than five (5) Business Days after the date hereof) furnish to Purchaser and Parent a list, as of the most recent practicable date, of the stockholders of the Company, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares, and lists of security positions of Company Shares held in stock depositories (including updated lists of stockholders, mailing labels, listings or files of securities positions) and such other assistance as Parent, Purchaser or their agents may reasonably request from time to time in communicating with the holders of Company Shares.  Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Purchaser and their agents shall:  (i) hold in confidence the information contained in any such lists of stockholders, mailing labels and listings, computer files or files of securities positions in accordance with the Confidentiality Agreement (provided, for the avoidance of doubt, that the Company consents to the use by Parent and Purchaser of such information as is necessary to communicate the Offer and the Merger to the holders of Company Shares, and acknowledges that such use does not constitute a breach of any provision of the Confidentiality Agreement), (ii) use such information only in connection with the Offer and the Merger, and (iii) if this Agreement is terminated pursuant to Article 7, Parent and Purchaser shall deliver to (and shall use their respective commercially reasonable efforts to cause their agents to deliver) the Company any and all copies and any extracts or summaries from such information then in their possession or control.

ARTICLE 2
THE MERGER

2.1                            The Merger.

(a)                               Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).  The Merger shall be effected pursuant to Section 251(h) of the DGCL and shall have the effects set forth in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

(b)                              At the Effective Time, the certificate of incorporation of the Surviving Corporation shall, by virtue of the Merger, be amended so as to read in its entirety in the form set forth as Exhibit A hereto, until thereafter changed or amended as provided therein or by Law.  In addition, at the Effective Time, the bylaws of the Surviving Corporation shall, by virtue of the Merger, be amended so as to read in its entirety in the form set forth as Exhibit B hereto, until thereafter changed or amended as provided therein or by Law.

(c)                               The directors of Purchaser immediately prior to the Effective Time shall, from and after the Effective Time, become the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.  The officers of the Company (other than the Chairman of the Company Board) immediately prior to the Effective Time shall, from and after the Effective Time, continue as the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

2.2                                        Closing and Effective Time of the Merger.  The closing of the Merger (the “Closing”) will take place at 8:00 a.m., Eastern time, on the date of the consummation of the Offer, subject to satisfaction or waiver of all of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, unless another time, date or place is agreed to in writing by the parties hereto.  On the date of the Closing, Purchaser or the Company shall cause a certificate of merger (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings required under the DGCL in connection with the Merger.  The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time hereinafter referred to as the “Effective Time”).

2.3                                        Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of any of the following securities:

(a)                               Conversion of Company Shares.  Except as set forth in Section 2.3(b), for Dissenting Shares and for Company Restricted Shares, each Company Share issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”), payable without interest in cash, net of applicable withholding of Taxes as provided in Section 2.8, upon surrender of the Certificates or Book-Entry Shares in accordance with Section 2.5.

(b)                              Excluded Company Shares.  Each Company Share (i) owned by Parent, Purchaser or the Company, or by any direct or indirect wholly owned Subsidiary of Parent, Purchaser or the Company, in each case outstanding immediately prior to the Effective Time or (ii) irrevocably accepted for purchase pursuant to the Offer (“Accepted Company Shares”), shall, in each case, as of the Effective Time, be canceled by virtue of the Merger without any consideration paid therefor (other than, for the avoidance of doubt and without duplication, any consideration that remains payable with respect to any such Accepted Company Shares pursuant to the Offer).

(c)                               Conversion of Purchaser Shares.  Each share of common stock, par value $0.001 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

2.4                                        Adjustments to the Offer Price and Merger Consideration.  The Offer Price and Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring on or after the date hereof and prior to the Effective Time.

2.5                                        Payment for Securities; Surrender of Certificates.

(a)                               Paying Agent. Prior to the Effective Time, Parent shall designate a reputable bank or trust company to act as the paying agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the payment of the Merger Consideration in connection with the Merger (the “Paying Agent”).  Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent.  Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent the aggregate Merger Consideration to which holders of Company Shares shall be entitled at the Effective Time pursuant to this Agreement.  In the event such deposited funds are insufficient to make the payments contemplated pursuant to Section 2.3, Parent shall promptly deposit, or cause to be deposited, with the Paying Agent, such additional funds to ensure that the Paying Agent has sufficient funds to make such payments.

(b)                              Procedures for Surrender.

(i)                                  Certificates.  As soon as practicable after the Effective Time (and in no event later than five (5) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Company Shares represented by certificates (the “Certificates”), which Company Shares were converted into the right to receive the Merger Consideration (net of applicable withholding of Taxes as provided in Section 2.8 and without interest) at the Effective Time pursuant to this Agreement:  (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form as the Company, Parent and the Paying Agent shall reasonably agree; and (ii) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.5(e)) in exchange for payment of the Merger Consideration net of applicable withholding of Taxes as provided in Section 2.8 and without interest.  Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.5(e)) to the Paying Agent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Merger Consideration for each Company Share formerly represented by such Certificates (net of applicable withholding of Taxes as provided in Section 2.8 and without interest), any Certificate so surrendered shall forthwith be cancelled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.  Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, net of applicable withholding of Taxes as provided in Section 2.8 and without interest, in cash as contemplated by this Agreement, except for Certificates representing Company Shares held by Dissenting Stockholders, which, subject to Section 2.6, shall be deemed to represent the right to receive payment of the fair value of such Company Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(ii)                              Book-Entry Shares.  Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depositary Trust Company, an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.3(a).  In lieu thereof, each holder of record of one or more Book-Entry Shares held through The Depositary Trust Company whose Company Shares were converted into the right to receive the Merger Consideration shall, upon the receipt of an “agent’s message” by the Paying Agent, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share a cash amount in immediately available funds equal to the Merger Consideration (net of applicable withholding of Taxes as provided in Section 2.8 and without interest), and such Book-Entry Shares of such holder shall forthwith be canceled.  As soon as practicable after the Effective Time (and in no event later than five (5) Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depositary Trust Company:  (i) a letter of transmittal, which shall be in such form as the Company, Parent and the Paying Agent shall reasonably agree; and (ii) instructions for returning such letter of transmittal in exchange for the Merger Consideration.  Upon delivery of such letter of transmittal, in accordance with the terms of such letter of transmittal, duly executed, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds equal to the Merger Consideration (net of applicable withholding of Taxes as provided in Section 2.8 and without interest), and such Book-Entry Shares so surrendered shall forthwith be cancelled.  Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.  No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares.  Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration in cash, net of applicable withholding of Taxes as provided in Section 2.8 and without interest, as contemplated by this Agreement, except for Book-Entry Shares representing Company Shares held by Dissenting Stockholders, which, subject to Section 2.6, shall be deemed to represent the right to receive payment of the fair value of such Company Shares in accordance with and to the extent provided by Section 262 of the DGCL.

(c)                               Transfer Books; No Further Ownership Rights in Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company.  From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares except as otherwise provided for herein or by Law.  If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d)                             Termination of Fund; Abandoned Property; No Liability.  Any portion of the funds (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares nine (9) months after the Effective Time will be returned to the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the Merger Consideration in accordance with Section 2.5(b) prior to such time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration, without interest and net of applicable withholding of Taxes as provided in Section 2.8, in respect of such holder’s surrender of their Certificates or Book-Entry Shares and compliance with the procedures in Section 2.5(b).  Any Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Authority will, to the extent permitted by Law, become the property of the Surviving Corporation or an Affiliate thereof designated by the Surviving Corporation, free and clear of any claim or interest of any Person previously entitled thereto.  Notwithstanding the foregoing, none of Parent, Purchaser, the Surviving Corporation, the Paying Agent or their respective affiliates will be liable to any holder of a Certificate or Book-Entry Shares for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)                               Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.3(a) hereof; provided, however, that Purchaser may, in its sole discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Purchaser, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.6                                        Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary (but subject to the provisions of this Section 2.6), Company Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and has properly demanded appraisal for such Company Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Company Shares, the “Dissenting Shares”, and such holder, a “Dissenting Stockholder”) shall not be converted into the right to receive the Merger Consideration.  At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights granted to them under the DGCL.  If any such holder fails to perfect or otherwise waives, withdraws or loses his right to appraisal under Section 262 of the DGCL or other Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest and net of applicable withholding of Taxes as provided in Section 2.8.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of Company Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares.  Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands.

2.7                            Treatment of Company Options and Company Restricted Shares.

(a)                               No Assumption of Awards.  No Company Options or Company Restricted Shares shall, for purposes of the Company Stock Plans or otherwise, be continued, converted, assumed or replaced by the Surviving Corporation in connection with the Transactions.

(b)                              Treatment of Vested Options.  Immediately prior to the Effective Time, each outstanding, unexpired and unexercised Company Option that is vested and exercisable or that, by the terms of the applicable Company Stock Plan or award agreement, would automatically become vested and exercisable as a result of the occurrence of the Transactions (the “Vested Options”) shall be cancelled and, in exchange therefor, each former holder of any such cancelled Vested Option shall be entitled to receive, in consideration for the cancellation of such Vested Option in settlement therefor, a payment in cash (net of applicable withholding of Taxes as provided in Section 2.8 and without interest) of an amount equal to the product of (i) the total number of Company Shares subject to such Vested Option immediately prior to such cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per Company Share subject to such Vested Option immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Option Payments”).  For the avoidance of doubt, no holder of a Vested Option that, as of immediately prior to such cancellation, has an exercise price per Company Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Vested Option, which shall be cancelled without consideration therefor.  From and after the Effective Time, each Vested Option shall no longer be exercisable by the former holder thereof, but shall only entitle such holder to the payment of the Option Payment, if any.  As soon as practicable following the Closing, but in any event on or prior to the next applicable payroll payment date (but no later than fifteen (15) days) following the Closing, the Surviving Corporation shall make by a payroll payment through the Company’s or Purchaser’s payroll provider or a payment through the Company’s stock plan administrator and net of applicable withholding of Taxes as provided in Section 2.8 and without interest thereon, to each holder of Vested Options such holder’s Option Payment.

(c)                               Treatment of Vested Restricted Shares.  Immediately prior to the Effective Time, each award of Company Restricted Shares that is outstanding and vested or that, by the terms of the applicable Company Stock Plan or award agreement, would automatically become vested as a result of the Transactions (the “Vested Restricted Shares”) shall be cancelled and, in exchange therefor, each former holder of any such cancelled Vested Restricted Shares shall be entitled to receive, in consideration of the cancellation of such Vested Restricted Shares and in settlement therefor, a payment in cash (subject to any applicable withholding of Taxes as provided in Section 2.8 and without interest), equal to the product of (i) the total number of Vested Restricted Shares immediately prior to such cancellation (which, in the case of awards of performance-vesting Vested Restricted Shares, shall be calculated “Target Level” performance (as defined in the applicable award agreement governing such Vested Restricted Shares)) and (ii) the Merger Consideration (such amounts payable hereunder being referred to as the “Restricted Share Payments”).  As soon as practicable following the Closing, but in any event on or prior to the next applicable payroll payment date (but no later than fifteen (15) days) following the Closing, the Surviving Corporation shall make by a payroll payment through the Company’s or Purchaser’s payroll provider or a payment through the Company’s stock plan administrator net of applicable withholding of Taxes as provided in Section 2.8 and without interest thereon to each holder of Vested Restricted Shares such holder’s Restricted Share Payment.  Notwithstanding anything to the contrary in this Agreement, the Offer shall not apply to the Vested Restricted Shares, and no Vested Restricted Shares may be tendered pursuant to the Offer.

(d)                             Company Share Purchase Plan.  Prior to the Effective Time, the Company may continue to operate the Company Share Purchase Plan in accordance with its terms; provided, that, notwithstanding anything to the contrary in the Company Share Purchase Plan, (i) the Company shall not permit any individual to, and no individual shall, increase the amount of an existing election, or make a new election, with respect to payroll deductions thereunder; (ii) the offering period ongoing as of the date of this Agreement shall be the final offering period under the Company Share Purchase Plan and the currently outstanding purchase rights under the Company Share Purchase Plan shall be exercised immediately prior to the earlier of (x) the next regularly scheduled Trading Window (as defined in the Company Share Purchase Plan) under the Company Share Purchase Plan or (y) the date that is seven Business Days prior to the Effective Date (such date, the “Final Enrollment Date”) and any participant payroll deductions not applied to the purchase of Company Common Stock on the Final Enrollment Date shall be returned to participants pursuant to the terms of the Company Share Purchase Plan; and (iii) no additional options shall be granted upon or after such Final Enrollment Date.  The Company shall terminate the Company Share Purchase Plan, effective as of the Effective Time.

(e)                               Board Actions.  Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions as it deems necessary and appropriate to effect the transactions described in this Section 2.7.

2.8                                        Withholding Rights.  Each of Parent, Purchaser, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts that Parent, Purchaser, the Surviving Corporation or the Paying Agent, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of Law.  To the extent that amounts are so withheld by Parent, Purchaser, the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.  Parent, the Surviving Corporation or the Paying Agent, as the case may be, shall timely remit to the appropriate Governmental Authority any and all amounts so deducted or withheld.

2.9                                        Necessary Further Actions.  Each of the Company, Parent and Purchaser agree to take all necessary action to cause the Merger to become effective as soon as practicable following the Acceptance Time without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement.  In furtherance, and without limiting the generality, of the foregoing, neither Parent nor Purchaser shall, and each of Parent and Purchaser shall cause their respective Affiliates and Representatives not to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger.  If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to continue, vest, perfect or confirm of record or otherwise the Surviving Corporation’s right, title or interest in, to or under, or duty or obligation with respect to, any of the property, rights, privileges, powers or franchises, or any of the debts or Liabilities, of the Company as a result of, or in connection with, the Merger, or otherwise to carry out the intent of this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, all such deeds, bills of sale, assignments, assumptions and assurances and to take and do, in the name and on behalf of the Company or otherwise, all such other actions and things as may be necessary or desirable to continue, vest, perfect or confirm of record or otherwise any and all right, title and interest in, to and under, or duty or obligation with respect to, such property, rights, privileges, powers or franchises, or any such debts or Liabilities, in the Surviving Corporation or otherwise to carry out the intent of this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) set forth in the disclosure letter delivered by the Company to Parent on the date hereof (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter corresponding to Article 3 of this Agreement shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of Article 3 of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection) or (b) disclosed in the Company SEC Documents filed by the Company with the SEC on or after August 1, 2016 and prior to the date of this Agreement, other than any disclosures contained in the forward-looking statements or under the heading “Risk Factors”, the Company represents and warrants to Parent and Purchaser that:

3.1                            Corporate Existence and Power; Organizational Documents; Officers and Directors.

(a)                               The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  The Company has all requisite corporate power and authority required to conduct its business as currently conducted.  The Company is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                              Section 3.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the Company’s Subsidiaries as of the date of this Agreement and, for each such Subsidiary, (i) its jurisdiction of incorporation or formation, (ii) the class and amount of its authorized, issued and outstanding capital stock or other equity or voting interests, (iii) the name of each of its shareholders or equity owners and (iv) the number of shares of capital stock or other equity or voting interests owned by each such holder.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company’s Subsidiaries (A) has been duly organized and is validly existing and, where such concept is recognized, is in good standing under the laws of the jurisdiction of its organization; (B) is duly qualified as a foreign corporation to do business and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary; and (C) has all requisite corporate power and authority required to conduct its business as currently conducted.

(c)                               The Company has Made Available to Parent correct and complete copies of the Organizational Documents of each of the Company and its Subsidiaries as in effect on the date of this Agreement, and (i) the Organizational Documents of the Company are in full force and effect and (ii) the Company is not in violation of any Organizational Documents of the Company in any material respect.  Section 3.1(c) of the Company Disclosure Letter sets forth a correct and complete list of the officers and directors of each of the Company and its Subsidiaries as of the date of this Agreement.

3.2                            Corporate Authorization.

(a)                               Assuming the accuracy of the representations set forth in Section 4.7, the Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions.  The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and, except for the filing of the Certificate of Merger with the Delaware Secretary of State, require no other corporate action on the part of the Company.  Assuming the due authorization, execution and delivery by Parent and Purchaser of this Agreement, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights and by general principles of equity (collectively, the “Enforceability Exceptions”).  Assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, no vote of the holders of any of the Company capital stock is necessary to authorize or adopt this Agreement or to consummate the Transactions.

(b)                              At a meeting duly called and held, the Company Board has unanimously adopted resolutions, which (i) determined that this Agreement, the Tender Agreement and the Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Tender Agreement and the Transactions, including the Offer and the Merger, upon and subject to the terms and conditions herein, (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL, (iv) ensure that no restrictions on business combinations and stockholder vote requirements contained in Section 203 of the DGCL and any other Law with respect to anti-takeover legislation shall apply with respect to or as a result of the Merger of the Offer or this Agreement or any related agreement or transaction, and (v) determined, upon and subject to the terms and conditions herein (including Section 5.3), to recommend that stockholders of the Company accept the Offer and tender their Company Shares pursuant to the Offer (such recommendation, the “Company Board Recommendation”).  Except as a result of an Adverse Recommendation Change in accordance with Section 5.3, such resolutions have not been rescinded, modified or withdrawn in any way.

(c)                               All employment compensation, severance, retention or other employee benefit arrangements paid or granted by the Company or its Subsidiaries to any officer, director or employee of the Company or its Subsidiaries in connection with the Transactions (“Compensation Arrangements”) have been approved by the Compensation Committee of the Company Board as contemplated by Rule 14d-10(d)(2) of the Exchange Act.

3.3                                        Governmental Authorization.  The execution and delivery by the Company of this Agreement and the Tender Agreement and the consummation by the Company of the Transactions require no action by or in respect of, filing with, or consent or approval of any Governmental Authority other than (a) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” laws, (d) compliance with any applicable rules and regulations of NASDAQ, (e) if requested by Parent or requested or required by CFIUS, filings related to CFIUS Clearance, (f) DSS Consent and filings related thereto and (g) such other actions, filings consents or approvals, the failure of which to be obtained, made or given would not have, individually or in the aggregate, a Company Material Adverse Effect.  If the Company or any of its Subsidiaries receives any written notice or other written communication from any Governmental Authority after the date of this Agreement in connection with the Transactions, the Company shall notify Parent of such written notice or other written communication within one (1) Business Day following receipt thereof.

3.4                                        Non-Contravention.  Except as set forth on Section 3.4 of the Company Disclosure Letter and assuming compliance with the matters referred to in Section 3.3, the execution and delivery by the Company of this Agreement, the Tender Agreement and the consummation by the Company of the Transactions do not and will not (with or without notice or lapse of time, or both) (a) contravene, conflict with or result in any violation or breach of any provision of the Organizational Documents of the Company or any of its Subsidiaries or, except as a result of an Adverse Recommendation Change in accordance with Section 5.3, any resolution adopted by the Company Board or a similar governing body of any of the Company’s Subsidiaries, (b) contravene, conflict with or result in a violation or breach of any Law or Order applicable to the Company or its Subsidiaries, (c) require any consent or approval by any Person under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or an event that, with or without notice or lapse of time or both, would constitute a change of control or default under, or cause or give others a right of termination, vesting, amendment, cancellation or acceleration under, any Company Material Contract, or (d) result in the creation or imposition of any Lien (other than a Permitted Lien) on any asset of the Company or any of its Subsidiaries, except in the case of clauses (b), (c), and (d) above, as would not have, individually or in the aggregate, a Company Material Adverse Effect. If the Company or any of its Subsidiaries receives any written notice or other written communication from any Person after the date of this Agreement alleging that the consent, approval, permission or of waiver from such Person is or may be required in connection with the Transactions, the Company shall notify Parent of such writtennotice or other written communications within one (1) Business Day following the receipt thereof.

3.5                            Capitalization.

(a)                               The authorized capital stock of the Company consists of 100,000,000 Company Shares and 10,000,000 shares of Company Preferred Stock.  As of the close of business on July 21, 2017 (the “Capitalization Date”), there were outstanding (i) 30,566,608 Company Shares (excluding Company Restricted Shares), (ii) zero shares of Company Preferred Stock, (iii) Company Options to purchase an aggregate of 2,144,099 Company Shares and (iv) 2,659,623 Company Restricted Shares.  As of the Capitalization Date, 205,000 Company Shares are subject to outstanding Company Compensatory Awards.  From the Capitalization Date until the date hereof, the Company has not issued any shares of its capital stock, granted any Company Options, Company Restricted Shares, warrants, calls or rights or entered into any other agreements or commitments to issue any shares of its capital stock, or granted any other awards in respect of any shares of its capital stock and has not split, combined or reclassified any of its shares of capital stock.  All outstanding Company Shares have been, and all shares that may be issued pursuant to the Company Stock Plans will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and fully paid and nonassessable and free of preemptive rights.

(b)                              Section 3.5(b) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, a complete and correct list of (i) all outstanding Company Options, including, with respect to each Company Option, the number of shares subject to such Company Option, the name of the holder, the grant date, the vesting schedule and the expiration date thereof, and the exercise or purchase price per share and (ii) all outstanding awards of Company Restricted Shares, including, with respect to each award of Company Restricted Shares, the name of the holder and the grant date.  The Company Stock Plans are the only plans or programs the Company or any of its Subsidiaries maintains under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity and equity-based awards are outstanding and no awards other than Company Options and Company Restricted Shares were granted under the Company Stock Plans or otherwise.  With respect to each award of Company Option or Company Restricted Share, (i) each such award was made in accordance in all material respects with the terms of the applicable Company Stock Plan and Law (including rules of Nasdaq), (ii) each such grant was properly accounted for substantially in accordance with GAAP in the Company SEC Documents (including financial statements) and all other Law and (iii) each Company Option was granted with an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of the Company Common Stock on the grant date of such award.  The Company has Made Available to Parent each form of award agreement under the Company Stock Plans existing on the date of this Agreement and will deliver to Parent each new form of award agreement adopted under the Company Stock Plans after the date hereof within one (1) Business Day following its adoption.

(c)                               Except as provided in Section 3.5(a) and for changes since the Capitalization Date resulting from the exercise of Company Options or vesting of Company Restricted Shares outstanding on such date or granted after such date in accordance with the terms of this Agreement, and the grant of Company Options and Company Restricted Shares after the date of this Agreement in accordance with the terms of this Agreement, there are no outstanding (i) shares of capital stock or voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company or (iv) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of or ownership interests in the Company.  There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock of the Company (except pursuant to the forfeiture of Company Options or Company Restricted Shares or the acquisition by the Company of Company Shares in settlement of the exercise price of Company Options, or for purposes of satisfying Tax withholding obligations with respect to holders of Company Options or Company Restricted Shares).  Neither the Company nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any capital stock of the Company or any other agreement relating to the disposition, voting or dividends with respect to any capital stock of the Company.

(d)                             All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien (other than as set forth on Section 3.5(d) of the Company Disclosure Letter).  As of the date hereof, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, restricted stock units, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company.  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of any of the Company’s Subsidiaries.

(e)                               Neither the Company nor any of its Subsidiaries (i) owns any share capital of, or any equity interest of any nature in, any other Person, other than Subsidiaries of the Company or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Person.

3.6                            Company SEC Documents; Company Financial Statements.

(a)                               The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements and other documents required to be filed with or furnished to the SEC by the Company under applicable Law, including the Securities Act or the Exchange Act since January 1, 2015 (the “Company SEC Documents”).  None of the Company’s Subsidiaries is required to file any reports, schedule, form, statement or other document with the SEC pursuant to the Securities Act or the Exchange Act.  As of their respective effective dates (in the case of the Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), or in each case, if amended prior to the date hereof, as of the date of the last such amendment, (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (as amended, the “Sarbanes-Oxley Act”) (as the case may be), and (ii) each of the Company SEC Documents did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)                              The Company has Made Available to Parent (or, in the case of comment letters received by the Company after the date of this Agreement, will deliver to Parent within one (1) Business Day following receipt by the Company) copies of all comment letters received by the Company from the SEC since January 1, 2015 relating to the Company SEC Documents, together with all written responses of the Company thereto.  As of the date of this Agreement, (i) there are no outstanding or unresolved comments in any such comment letters received by the Company from the SEC and (ii) to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.

(c)                               Neither the Company nor any its Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material Liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(d)                             The consolidated financial statements of the Company (including any related notes) included or incorporated by reference in the Company SEC Documents (collectively, the “Company Financial Statements”):  (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in all material respects in accordance with (A) the books and records of Company and its consolidated Subsidiaries and (B) GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such Company Financial Statements or, in the case of unaudited statements, as permitted by the rules and the regulations of the SEC, including Regulation S-X) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (except as may be indicated in the notes to such Company Financial Statements and that the unaudited Company Financial Statements are subject to normal year-end adjustments, the effect of which would not be material).

(e)                               The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting, including reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP applied on a consistent basis, (ii) receipts and expenditures of the Company and its Subsidiaries are executed in accordance with the authorization of management and (iii) any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner.  The Company has, in material compliance with Rule 13a-15 under the Exchange Act, designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the principal executive officer of the Company and the principal financial officer of the Company by others within those entities.  There has not been and is no (A) “significant deficiency” or “material weakness” (as such terms are defined by the Public Company Accounting Oversight Board) in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would be reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (B) fraud, whether or not material, that involves management or other employees who have any role in the Company’s internal control over financial reporting.

(f)                                The Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) are designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management or to other individuals responsible for preparing such reports as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(g)                              Since January 1, 2015, neither the Company nor any of the its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee with responsibility for bookkeeping or accounting functions, auditor or accountant of the Company or any of its Subsidiaries has received or otherwise obtained knowledge of any material unresolved complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper or fraudulent accounting or auditing practices.

(h)                              As of the date of this Agreement, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by and in compliance with Rule 13a-14 and Rule 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and NASDAQ, and the statements contained in any such certifications are complete and correct as of their respective dates.  The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ and is in compliance in all material respects with all applicable rules, regulations and requirements of the Sarbanes-Oxley Act.  None of the Company, any current executive officer of the Company or, to the Knowledge of the Company, any former executive officer of the Company, has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Company SEC Documents.

3.7                                        Absence of Certain Changes.  Between the Company Balance Sheet Date and the date of this Agreement, except as set forth on Section 3.7 of the Company Disclosure Letter and for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice, and there has not been (a) a Company Material Adverse Effect or (b) any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without the prior written consent of Parent, would constitute a breach of Section 5.1.

3.8                                        No Undisclosed Liabilities.  There are no Liabilities of the Company or any of its Subsidiaries that would be required under GAAP or the applicable rules and regulations of the SEC, to be reflected on a consolidated balance sheet of the Company or in the notes thereto other than Liabilities (a) specifically stated and adequately reserved against in the Company Balance Sheet (with respect to Liabilities required under GAAP or the applicable rules and regulations of the SEC to be reflected on a consolidated balance sheet of the Company) or specifically stated in the notes thereto; (b) that have been incurred by the Company or any of the Company’s Subsidiaries since the Company Balance Sheet Date in the ordinary course of business consistent with past practice; (c) incurred in connection with this Agreement or the Transactions either (i) between the Company Balance Sheet Date and the date hereof or (ii) following the date hereof in compliance with this Agreement; or (d) under executory Contracts (other than Liabilities arising from breach thereof) under which the Company or any of its Subsidiaries is bound, in each case, that would not have, individually or in the aggregate, a Company Material Adverse Effect.  As of the date of this Agreement, the Company has an outstanding $1,200,000 letter of credit that is secured by the Company’s credit facility.

3.9                                        Company Material Contracts.

(a)                               Except for Contracts (including all amendments and modifications thereto) filed as exhibits to the Company SEC Documents or as set forth on Section 3.9(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to or bound by any Contract responsive to any of the following categories, including Contracts and all amendments and modifications thereto filed as exhibits to the Company SEC Documents, (such being hereinafter referred to as a “Company Material Contract”):

(i)                                  any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii)                              any Contract that materially limits or purports to materially limit (or that following the consummation of the Offer or Merger, could materially limit) the ability of the Company or any of the Company Subsidiaries or Parent or any of its Affiliates to (A) compete in any line of business, with any Person, in any geographic area or during any period of time, including by limiting the ability to sell any particular services or products to any Persons, or (B) solicit any customers or individuals for employment;

(iii)                          any Contract that contains any “most favored nation” or most favored customer status, or rights of first or last offer, negotiation or refusal;

(iv)                          any Contract that provides for the establishment or operation of any joint venture, partnership, joint development, strategic alliance or similar arrangement;

(v)                              any Contract that relates to the creation, incurrence, assumption or guarantee of any Indebtedness in excess of $250,000, other than Indebtedness between or among any of the Company and its wholly owned Subsidiaries;

(vi)                          any Contract that relates to the acquisition or disposition of any business, a material amount of stock or assets of any Person outside ordinary course of business consistent with past practice or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(vii)                      any Contract that is a (A) material Company Inbound IP License, (B) material Company Outbound IP License or (C) co-branding agreement, private label agreement, research and development agreement (whether related to singular or joint research and/or development), material Contract related to the creation or assignment of Company IP or any other material Contract related to Intellectual Property Rights that are used or held for use in, or necessary for the operation of, the businesses of the Company or any of its Subsidiaries;

(viii)                  any Contract that requires any Person to purchase its total requirements of any product or service from any other Person or contains “take or pay” or similar provisions;

(ix)                          any Contract that requires or otherwise relates to any future capital expenditures by the Company or any of the Company Subsidiaries in excess of $50,000 individually or $250,000 in the aggregate;

(x)                              any Contract that provides for indemnification or assumption of Liability without limit as to aggregate amount but excluding (A) any Contract with indemnification provisions for the indemnification of customers or suppliers that are consistent in all material respects with any Top Contract that was Made Available to Parent and (B) confidentiality agreements entered into in the ordinary course of business consistent with past practice;

(xi)                          any Contract to which a (A) Major Supplier, (B) Major Customer, (C) Major Reseller or (D) Major OEM is a party (each such Contract, a “Top Contract”);

(xii)                      (A) any Contract that involves any resolution or settlement of any actual or threatened Proceeding, with a value in excess of $25,000 individually or in the aggregate (excluding amounts covered by insurance), or that provides for any material injunctive or other equitable relief, other than Contracts under which there are no outstanding payment obligations or material restrictions other than customary non-disparagement provisions and (B) any Contract that involves the resolution or settlement of a customer’s non-payment or use in excess of paid-for licenses with a value in excess of $25,000 (if entered into on or prior to the date of this Agreement) or $250,000 (if entered into after the date of this Agreement), or that imposes any material restriction on the Company or any of its Subsidiaries;

(xiii)                  any hedging, swap, derivative or similar Contract;

(xiv)                  any labor, collective bargaining agreement or similar agreement;

(xv)                      the Insurance Policies;

(xvi)                  any Contract with any director, officer or Affiliate of the Company or any of its Subsidiaries;

(xvii)              the Real Property Leases; and

(xviii)          any Contract (not listed in clauses (i) through (xvii)  above) pursuant to which the Company and/or any of its Subsidiaries may be entitled to receive or obligated to pay more than $200,000 in any calendar year but excluding (A) any customers, resellers, original equipment manufacturers, distributors or suppliers agreement entered into in the ordinary course of business consistent with past practice and (B) any Plan (as defined below).

(b)                              The Company has Made Available to Parent true, correct and complete copies of all written Company Material Contracts identified in Section 3.9(a) of the Company Disclosure Letter, including all modifications, amendments, supplements, annexes and schedules thereto and waivers thereunder.  Each Company Material Contract is a valid and binding agreement enforceable against the Company or its applicable Subsidiary party thereto, and to the Knowledge of the Company, any other party thereto, in accordance with its terms, and (except for any such Contract that has expired or terminated in accordance with its terms after the date hereof) is in full force and effect, subject to the Enforceability Exceptions.  Neither the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, no other party thereto, is in default or breach in any material respect under the terms of, or has provided or received any written notice of any intention to terminate or seek renegotiation of, any such Company Material Contract.  To the Knowledge of the Company, no event or circumstance has occurred that, with or without notice or lapse of time or both, would (i) constitute a material breach of or material event of default by the Company, (ii) result in a right of termination for the counterparty, (iii) cause or permit the acceleration of, or other material changes to, any material right of the counterparty or obligation of the Company or (iv) result in the loss of any material benefit of the Company, in each case, under any Company Material Contract.

(c)                               Except as set forth on Schedule 3.9(c), neither the Company nor any of its Subsidiaries is a party to or bound by any Contract that (i) requires access to any information, technology or data that is classified under Executive Order 13526 or “classified information,” or (ii) requires the maintenance of one or more “facility clearances” or “personnel security clearances,” as such terms are defined in the National Industrial Security Program Operating Manual, DoD 5220.22-M Change 2 (May 18, 2016).

3.10                    Compliance with Laws; Orders; Permits.

(a)                               None of the Company and its Subsidiaries and their respective assets and properties is subject to or bound by any material Order.  The Company and each of its Subsidiaries are, and since January 1, 2015 have been, in compliance with all Laws and Orders applicable to the Company or any of its Subsidiaries, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any written notice since January 1, 2015 that remains unresolved (i) of any Proceeding by any Governmental Authority relating to the Company or any of its Subsidiaries or (ii) from any Governmental Authority alleging that the Company or any of its Subsidiaries is not in compliance with any Law or Order in any material respect.

(b)                              The Company and each of its Subsidiaries have in effect all material Permits necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations as now conducted.  Neither the Company nor any of its Subsidiaries is in default (with or without notice or lapse of time or both) under, or violation of, any such Permits.  To the Knowledge of the Company, there are no events giving rise to any right of termination, material amendment or cancellation of any such Permits.

3.11                                Litigation.  Except as set forth on Section 3.11 of the Company Disclosure Letter, (a) there is no Proceeding pending against or, to the Knowledge of the Company, threatened against, the Company or any of its Subsidiaries, (b) to the Knowledge of the Company, there is no investigation or examination by any Governmental Authority pending or threatened in writing, and (c) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, in each case that, would have, individually or in the aggregate, a Company Material Adverse Effect.

3.12                                Real Property.  Neither the Company nor any of its Subsidiaries owns or has ever owned any real property.  Section 3.12 of the Company Disclosure Letter sets forth (i) a true and complete list of all leases, subleases, licenses, sublicenses and other occupancy agreements under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or otherwise occupies any real property (each, a “Leased Real Property”, and such leases, subleases, licenses, sublicenses and occupancy agreements, the “Real Property Leases”), (ii) the address for each Leased Real Property and (iii) current rent amounts payable by the Company or its Subsidiaries related to each Leased Real Property.  The Company or one of its Subsidiaries has a valid leasehold, subleasehold, license or similar interest in each Leased Real Property, free and clear of all Liens except for Permitted Liens.  Either the Company or one of its Subsidiaries, as applicable, has performed all material obligations required to be performed by it to date under each Real Property Lease.  Except as set forth on Section 3.12 of the Company Disclosure Letter, with respect to each Leased Real Property, neither the Company nor any of its Subsidiaries has subleased, licensed, sublicensed or otherwise granted anyone a right to use or occupy such Leased Real Property or any material portion thereof.  The premises demised pursuant to the Real Property Leases are in all material respects in sufficient order, condition and repair for the current conduct of the business of the Company.

3.13                    Intellectual Property.

(a)                               Section 3.13(a) of the Company Disclosure Letter sets forth as of the date hereof a true, correct and complete list of (i) the following Company IP:  (A) Patents, (B) registered and applied-for Trademarks, (C) registered and applied-for Copyrights and (D) Internet domain names; and for each of the foregoing (A) through (D), listing, as applicable, the current owner of record, the jurisdiction, the application or registration number and the status of the application or registration; (ii) material Company Software; and (iii) material Third Party IP embodied in or incorporated into any Company Product (other than Software that is licensed pursuant to a Shrink Wrap License or disclosed in Section 3.13(k) of the Company Disclosure Letter).

(b)                              Except as set forth in Section 3.13(b) of the Company Disclosure Letter:  (i) the Company or one of its Subsidiaries is the sole and exclusive owner of each item of Registered IP listed on Section 3.13(a) of the Company Disclosure Letter and each item of material Company IP (which, for the avoidance of doubt, includes each item of Company IP incorporated into the Company Products); (ii) the Company IP is free and clear of any Liens (other than Permitted Liens); and (iii) the Company and its Subsidiaries have sufficient rights to use all Third-Party IP embodied in or incorporated into any Company Product, provided the foregoing shall not be deemed to be a representation and warranty of non-infringement.

(c)                               With respect to each item of Registered IP, excluding applications for Registered IP in subsections 3.13(c)(i) and 3.13(c)(iii), (i) to the Knowledge of the Company, the item is valid, enforceable and subsisting; (ii) the Company or one of its Subsidiaries is properly recorded as the owner of the item with the applicable Governmental Authority; (iii) the item is not subject to any pending (or, to the Knowledge of the Company, threatened in writing) Order, Proceeding (including reexaminations, transitional program proceedings, derivation proceedings, post-grant reviews, inter partes reviews or opposition proceedings), written charge, complaint, claim or demand that challenges or would restrict the legality, validity, enforceability, use or ownership by the Company or any of its Subsidiaries of the item; and (iv) the Company or one of its Subsidiaries has made all filings and payments and taken all other reasonable actions required to be made or taken to maintain the item in full force and effect (or, with respect to applications for Registered IP, to maintain reasonable prosecution efforts) by the applicable deadline.  No application for any Registered IP which is material to the conduct of the business of the Company and its Subsidiaries as currently conducted, taken as a whole, that has been filed by or on behalf of the Company or any of its Subsidiaries at any time since January 1, 2015 through the date hereof has been abandoned or allowed to lapse.

(d)                             The Intellectual Property Rights licensed pursuant to the Company Inbound IP Licenses, together with the Company IP, constitute all the Intellectual Property Rights necessary and sufficient to conduct the businesses of the Company and its Subsidiaries as currently conducted and as currently proposed to be conducted (other than Software that is licensed pursuant to a Shrink Wrap License), provided that the foregoing shall not be deemed to be a representation and warranty of non-infringement.

(e)                               Except as set forth in Section 3.13(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has granted to any Person an exclusive license to or under any material Company IP.

(f)                                Except as set forth on Section 3.13(f) of the Company Disclosure Letter: (i) to the Knowledge of the Company, the Company Products and the business of the Company and its Subsidiaries as currently conducted and as conducted during the past six (6) years do not infringe, violate or misappropriate and have not infringed, violated or misappropriated, any Intellectual Property Rights of any Person, (ii) neither the Company nor any of its Subsidiaries has received any written notice of any claims that have been made against the Company or any of its Subsidiaries, nor is there any pending or, to the Knowledge of the Company, threatened, Proceeding, charge, complaint, claim or demand alleging the infringement, violation or misappropriation by the Company or any of its Subsidiaries of any Intellectual Property Rights of any Person; and (iii) the Company has not received written notice of and to the Knowledge of the Company there is no pending Proceeding, charge, complaint, claim or demand alleging the infringement, violation or misappropriation of any Company IP by any Person, and, to the Knowledge of the Company, no Person is infringing, violating or misappropriating any material Company IP, other than in the case of customers with respect to use in excess of paid-for licenses that is not material.

(g)                              The Company and its Subsidiaries have taken reasonable steps and security measures to protect, safeguard and maintain the confidentiality of, and their rights in, all material Trade Secrets included in the Company IP, including by requiring all employees, contractors and consultants and any other Person with access to such Trade Secrets to execute confidentiality and non-disclosure agreements.  To the Knowledge of the Company, there has not been any material breach by any party to such agreements.

(h)                              Each Contributor has executed and delivered a written Contract with the Company or one of its Subsidiaries that assigns to the Company or one of its Subsidiaries all material Intellectual Property Rights (which, for the avoidance of doubt, includes all Intellectual Property Rights incorporated into the Company Products) that are or were created, invented or developed by such Contributor during the course of his/her/its work for or on behalf of the Company or its Subsidiaries.  Without limiting the foregoing, no Contributor owns, or has any right, claim, interest or option (including the right to further remuneration or consideration) with respect to, any Company IP.  No Contributor has made any assertions in writing to the Company or any of its Subsidiaries with respect to any alleged ownership of, or any right, claim, interest or option with respect to, any Company IP, or has threatened in writing any such assertion, and neither the execution of this Agreement, nor the consummation of the Transactions, will provide any Contributor with any such right, claim, interest or option.

(i)                                  Except as set forth in Section 3.13(i) of the Company Disclosure Letter, to the Knowledge of the Company, all Company Software, including Software within the Company Products, is free from all bugs, logic errors, defects and other programming errors, in each case that are material.  No such software includes any Malicious Code, and the Company and its Subsidiaries have taken commercially reasonable steps and security measures to prevent the introduction of Malicious Code into all such Software.

(j)                                  Neither the Company nor any of its Subsidiaries has disclosed or delivered, or permitted the disclosure or delivery of, any Company Source Code to any escrow agent or other Person.  To the Knowledge of the Company, neither the current operation of the businesses of the Company and its Subsidiaries, nor the execution of this Agreement nor the consummation of the Transactions results or will result in any requirement that the Company or any of its Subsidiaries publish, disclose, deposit in escrow, license or otherwise make available to any other Person any Company Source Code.

(k)                              Section 3.13(k) of the Company Disclosure Letter lists all Open Source Software that has been incorporated into, integrated with, combined with or linked to any Company Product or Company Software in any way, or from which any Company Products or Company Software was derived.  Except as noted in Section 3.13(k) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has used Open Source Software in any manner that does or would be reasonably expected to, with respect to any Company Product (excluding any Company Product under development that has not yet been made commercially available) or any material Company Software (excluding any Company Software under development that has not yet been made commercially available), (i) require its disclosure or distribution in source code form; (ii) require the licensing thereof for the purpose of making derivative works; (iii) impose any restriction on the consideration to be charged for the distribution thereof; or (iv) create, or purport to create, other obligations for the Company or any of its Subsidiaries with respect to any Company IP.  With respect to any Open Source Software that is being used by the Company or any of its Subsidiaries in any way, the Company and its Subsidiaries are in material compliance with all applicable agreements with respect thereto.

(l)                                  The Company’s IT Systems are in good working order and condition in all material respects and are sufficient for the purposes for which they are used in the businesses of the Company and its Subsidiaries.

(m)                          Except as set forth on Section 3.13(m) of the Company Disclosure Letter, (i) the Company and each of its Subsidiaries is, and since January 1, 2015 has been, in compliance with all applicable Privacy Laws and, to the extent applicable, PCI DSS; (ii) the Company and its Subsidiaries are and since January 1, 2015 have been in compliance with all contractual and fiduciary obligations and all policies of the Company and its Subsidiaries relating to privacy and Personal Data (including obtaining all required consents from, and giving all required notices to, all Persons from whom such Personal Data is or was collected); (iii) the Company and its Subsidiaries maintain commercially reasonable policies, procedures and security measures with respect to the physical and electronic security and privacy of Personal Data, and the Company and its Subsidiaries are, and have been in compliance with all such policies, procedures and measures, and there have been no breaches or violations thereof; (iv) to the Knowledge of the Company, since January 1, 2015 there has been no unauthorized access to or theft of any Personal Data Processed by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, since January 1, 2015 there has been no unauthorized access to or theft of any Personal Data Processed on behalf of the Company or any of its Subsidiaries; (v) since January 1, 2015 each online site and service of the Company and its Subsidiaries has posted terms of use and a privacy policy that complies with all applicable Privacy Laws and accurately reflects the Company’s and its Subsidiaries’ practices concerning the Processing of Personal Data by such site or service; (vi) since January 1, 2015 the Company and its Subsidiaries (and, to the Knowledge of the Company, all Persons Processing Personal Data on behalf of the Company and its Subsidiaries) have not received any written notice or claim alleging a violation of any applicable Privacy Law, PCI DSS, contractual or fiduciary obligations relating to privacy or Personal Data or any policy of the Company or any of its Subsidiaries relating to privacy or Personal Data; (vii) since January 1, 2015 no disclosure of any data breach or network security breach has been or, to the Knowledge of the Company, should have been made by the Company or any of its Subsidiaries under any applicable Privacy Law or to any Governmental Authority; and (viii) neither the execution and delivery of this Agreement nor the consummation of the Transaction will result in a violation or breach by the Company or any of its Subsidiaries of any (A) applicable Privacy Law, (B) PCI DSS, (C) contractual or fiduciary obligation of the Company or any of its Subsidiaries relating to privacy or Personal Data or (D) policy of the Company or any of its Subsidiaries relating to privacy or Personal Data, except in the case of each of clauses (i) through (viii), as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(n)                              Except as set forth on Section 3.13(n) of the Company Disclosure Letter, no Governmental Authority nor any public or private university, college or other educational or research institution has provided funding, facilities, personnel or other resources used in the development of any Company IP, and no such entity has the right to obtain ownership of or other right or interest in, to or under any Company IP.  All Intellectual Property Rights developed or created pursuant to any Contract set forth on Section 3.13(n) of the Company Disclosure Letter is exclusively owned by the Company or one of its Subsidiaries or constitutes Open Source Software.

(o)                              Except as set forth on Section 3.13(o) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transaction, including the assignment to Parent by operation of law or otherwise of any Contracts to which the Company or any of its Subsidiaries is a party, will cause Parent, any of its Affiliates or the Company or any of its Subsidiaries to (i) grant to any other Person any material Intellectual Property Rights owned by, or licensed to, any of them (other than the current grants by the Company or its Subsidiaries with respect to the Company IP); or (ii) be obligated to pay any royalties or other fees or consideration with respect to the Intellectual Property Rights of any other Person in excess of those payable by the Company or its Subsidiaries in the absence of this Agreement.

3.14                    Tax Matters.

(a)                               All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are complete and accurate in all material respects.

(b)                              All material Taxes of the Company or any of its Subsidiaries (whether or not shown to be due and payable on any Tax Return) required to be paid have been paid (other than Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP).

(c)                               No material deficiency for Taxes has been proposed, asserted or assessed in writing by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid or unresolved.

(d)                             There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Company or any of its Subsidiaries.

(e)                               No written claim has been made by a Governmental Authority in a jurisdiction for which the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(f)                                There are no waivers or extensions of any statute of limitations in effect as of the date hereof with respect to Taxes of the Company or any of its Subsidiaries.

(g)                              All Taxes required to be withheld or collected by the Company or any of its Subsidiaries have been withheld and collected and, to the extent required by Law, timely paid to the appropriate Governmental Authority, and the Company and its Subsidiaries have complied with all material reporting requirements with respect thereto.

(h)                              There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(i)                                  In the last two (2) years, neither the Company nor any of its Subsidiaries has been a party to any transaction treated by the parties as a distribution to which Section 355 of the Code applies.

(j)                                  Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a United States consolidated federal income Tax Return (other than the affiliated group of which the Company is the common parent); (ii) has any liability for the Taxes of any other Person (other than the Company or another of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Tax law; or (iii) is a party to any Tax sharing agreement other than with respect to any such agreement or arrangement solely among the Company and its Subsidiaries or their Affiliates or any gross-up and indemnification provisions in credit agreements, derivatives, leases, supply agreements or other commercial Contracts the primary purposes of which do not relate to Taxes.

(k)                              Except for as set forth in Section 3.14(k) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) in a country other than the country in which it is organized.

(l)                                  Since the Company Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred a material liability for Taxes outside its ordinary course of business.

(m)                          Section 3.14(m) of the Company Disclosure Letter identifies the U.S. federal tax status of the Company and each Subsidiary under Treasury Regulation Section 301.7701-3 and the date on which any election has been made for each such entity under Treasury Regulations section 301.7701-3.

(n)                              The Company and each of its Subsidiaries has disclosed on its Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code or any similar provision of state, local or foreign law.

(o)                              Section 3.14(o) of the Company Disclosure Letter lists each jurisdiction in which the Company or any of its Subsidiaries benefits from Tax Incentives and describes the details of such Tax Incentives.  The Company and its Subsidiaries are in full compliance with all terms and conditions of any agreement or order relating to such Tax Incentives, and have received no written notice from any Governmental Authority claiming that such Tax Incentives were not, or will not in the future continue to be available.  To the Knowledge of the Company, this Agreement and the Closing will not end or otherwise affect the eligibility of the Company or any of its Subsidiaries for any such Tax Incentives.

(p)                              Neither the Company nor any of its Subsidiaries is, or has been, in the five-year period ending on the date hereof, a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.

(q)                              Neither the Company nor any of its Subsidiaries (i) has received any written notice from the IRS proposing any adjustments or changes in accounting methods with respect to the Company or any Subsidiary; (ii) has any application pending with the IRS requesting permission for any changes in accounting methods; or (iii) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date of the Closing under any provision of federal, state, local or foreign Tax law or by agreement with any Governmental Authority as a result of (A) an installment sale or open transaction disposition made on or prior to the date of the Closing, (B) any prepaid amount received on or prior to the Closing, (C) a gain recognition agreement or closing agreement (whether under Section 7121 of the Code or under any corresponding provision of state, local or foreign Tax Law) executed on or prior to the date of the Closing, (D) the utilization of dual consolidated losses described in U.S. Treasury Regulations issued under Section 1503(d) of the Code on or prior to the date of the Closing, or (E) any intercompany transaction or any excess loss account within the meaning of Treasury Regulation Section 1.1502-19 under the Code (or any corresponding or similar provision or administrative rule of federal, state, local or foreign tax Law).

(r)                                 Neither the Company nor any of its Subsidiaries has engaged in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(s)                                Neither the Company nor any of its Subsidiaries has agreed to or is required to make any adjustments pursuant to Section 482 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).  Neither the Company nor any of its Subsidiaries has received any written notice from the IRS or other relevant Governmental Authority proposing any such adjustment or change.  The Company and each Subsidiary are in compliance in all material respects with all transfer pricing requirements in all jurisdictions in which the Company or such Subsidiary, as the case may be, does business.  None of the transactions between the Company or any Subsidiaries other related Persons is subject to any material adjustment, apportionment, allocation nor recharacterization under any law, and all such transactions have been effected on an arm’s length basis.

3.15                    Employees and Employee Benefit Plans.

(a)                               Section 3.15(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material “Plan”, which, for purposes of this Agreement, shall mean each (i) “employee benefit plan” as that term is defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) employment, consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, programs, policies or agreements, and (iii) medical, vision, dental or other health plans, life insurance plans, or fringe benefit plans, in each case of clauses (i) through (iii), maintained or contributed to by the Company or any of its Subsidiaries, or required to be maintained or contributed to by the Company of its Subsidiaries or in respect of which the Company or its Subsidiaries has any Liability, or otherwise providing for payments or benefits for or to any current or former employees, directors, officers, consultants or other service providers of the Company or any of its Subsidiaries and/or their dependents.  With respect to the Plans listed on Section 3.15(a) of the Company Disclosure Letter, to the extent applicable, the Company has Made Available to Parent (or, in the case of any such documents that come into existence after the date hereof, will deliver to Parent within one (1) Business Day after it comes into possession of the Company or its Subsidiaries) true, correct and complete copies of the following: (A) the plan documents, including amendments thereto, or a written description of the terms of any Plan that is not in writing; (B) the most recent annual report on Form 5500 filed with respect to each Plan (if required by Law), including all schedules thereto, and the most recent actuarial report, financial statement or valuation in respect of each Plan; (C) the most recent summary plan description for each Plan for which a summary plan description is required by Law and all related summaries of material modifications; (D) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (E) any notices to or from the IRS or any office or representative of the Department of Labor or any similar Governmental Authority relating to any compliance issues in respect of any Plan; and (F) the most recent IRS determination, notification, or opinion letter, if any, received with respect to any applicable Plan.

(b)                              Each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and, to the Knowledge of the Company, nothing has occurred since the date of the latest favorable determination letter or prototype opinion letter, as applicable, that would reasonably be expected to materially adversely affect the qualification of any such Plan.  Each Plan has been maintained and administered in material compliance with ERISA, the Code and other Laws.  Except as would not have, individually or in the aggregate, a material effect to the Company, other than routine claims for benefits, there are no suits, claims, proceedings, actions, governmental audits or investigations that are pending or, to the Knowledge of the Company, threatened against or involving any Plan or asserting any rights to or claims for benefits under any Plan.

(c)                               No Plan is a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV of ERISA or Section 412 of the Code.  Neither the Company nor any of its ERISA Affiliates sponsors, maintains, or contributes to, or has, within the past six (6) years, sponsored, maintained or contributed to, a Multiemployer Plan or other pension plan subject to Title IV of ERISA or Section 412 of the Code.

(d)                             Except as set forth on Section 3.15(d) of the Company Disclosure Letter, no Plan or other agreement or Contract between the Company (or any of its Subsidiaries) and an employee or other individual has resulted in or would reasonably be expected to result in the payment of any “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code.  Except as set forth on Section 3.15(d) of the Company Disclosure Letter, no Plan or other agreement or Contract between the Company (or any of its Subsidiaries) and an employee or other individual service provider of the Company (or any of its Subsidiaries) binds the Company (or any of its Subsidiaries) to compensate such employee or individual service provider for excise taxes paid pursuant to Section 4999 or Section 409A of the Code.

(e)                               Except as provided by the terms of this Agreement or as set forth on Section 3.15(e) of the Company Disclosure Letter, neither the execution by the Company of this Agreement nor the consummation of the Transactions will (either alone or upon occurrence of any additional or subsequent events):  (i) entitle any current or former employee, consultant or director of the Company or any of its Subsidiaries or any group of such employees, consultants or directors to any payment of compensation; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit.

(f)                                Except as would not result, individually or in the aggregate, in any material Liability, (i) neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened Proceeding alleging that the Company or any of its Subsidiaries has engaged in any unfair labor practice under any Law and (ii) there is no pending or, to the Knowledge of the Company, threatened labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any of its Subsidiaries, and no such strike, dispute, walkout, slowdown or lockout has occurred within the past three (3) years.  Neither the Company nor any of its Subsidiaries is a party to any collective bargaining, works council or other similar agreement, and there are no labor unions or other organizations representing, or, to the Knowledge of the Company, purporting to represent or attempting to represent, any employee of the Company or any of its Subsidiaries.

(g)                              Except as set forth on Section 3.15(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any Liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees or directors of the Company or its Subsidiaries except as required to comply with Section 4980B of the Code or any similar state law provision.  Each Plan that is a “group health plan” (as defined in Code Section 5000(b)) has at all times been in material compliance with the provisions of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and any similar Law.

(h)                              With respect to the Plans, to the Knowledge of the Company, no event has occurred and there currently exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries could reasonably be expected to be subject to any material Liability under the terms of any Plan (other than the benefits payable under the terms of such Plan), ERISA, the Code or any other Law.  Except as required by Law or as set forth in Section 3.15(h) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any plan or commitment to amend or establish any new Plan or to continue or increase any benefits under any Plan, or to maintain any such benefits or the level of any such benefits generally for any period.

(i)                                  The Company and each of its Subsidiaries are in material compliance with all Laws relating to employment, safety and health, discrimination, workers’ compensation, mass layoffs, plant closings, worker classification, hours of work and the payment of wages or overtime wages.

3.16                                Environmental Matters.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                               the Company and its Subsidiaries are in compliance with all applicable Environmental Laws;

(b)                              the Company and its Subsidiaries hold and comply with all Environmental Permits necessary for the conduct of their respective businesses as currently conducted;

(c)                               neither the Company nor any of its Subsidiaries has received any written notice of, is the subject of or, to the Knowledge of the Company, is threatened with, any claim or Proceeding alleging non-compliance by the Company or such Subsidiary with any applicable Environmental Law or alleging Liability of the Company or such Subsidiary under any Environmental Law;

(d)                             there has been no Release or presence of or exposure to any Hazardous Substance that would reasonably be expected to result in Liability of the Company or its Subsidiaries or a requirement for investigation, notification or remediation, in each case, by the Company or any of its Subsidiaries under any Environmental Law;

(e)                               to the Knowledge of the Company, no underground storage tanks are located at the properties, operated or leased by the Company or any of its Subsidiaries, and no such underground storage tanks have released any Hazardous Substance;

(f)                                all waste materials generated in connection with the operation of the Company’s and each of its Subsidiaries’ businesses or operations have been sent off-site for storage, treatment, recycling or disposal at facilities that, to the Knowledge of the Company, operate in material compliance with applicable Environmental Law, and neither the Company nor any of its Subsidiaries has received notice of potential responsibility or Liability relating to such activities or to any other matter or condition arising under or relating to any Environmental Law or any Hazardous Substance; and

(g)                              the Company has at least two (2) Business Day prior to the date hereof delivered to, or has otherwise Made Available for inspection by, Parent (or, in the case of documents coming in to the possession, control or custody of the Company or any of its Subsidiaries after the date hereof, will deliver to Parent within one (1) Business Day thereafter), all material investigation reports, studies, audits, test results or similar documents in the possession, control or custody of the Company or any of its Subsidiaries relating to environmental, health or safety matters or Hazardous Substances.

3.17                                Properties.  The Company or one of its Subsidiaries has good and marketable title to, or in the case of leased property and assets, has valid leasehold interests in or valid rights under contract to use, all material tangible personal property reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except for tangible personal property sold since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.  The tangible personal property of the Company and its Subsidiaries are in good operating condition, and are adequate in all material respects for the uses to which they are being put (in each case, ordinary wear and tear excepted), and none of such property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

3.18                                Insurance Coverage.  Section 3.18 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, complete and correct list of all material insurance policies  of the Company and its Subsidiaries (collectively, the “Insurance Policies”), including, for each, the amount and type of coverage, carrier, term and annual premiums.  Except as would not be material to the Company and its Subsidiaries, taken as a whole, each of the Insurance Policies or renewals thereof are in full force and effect.  The Company and each of its Subsidiaries maintains insurance coverage adequate and customary in the industry for the operation of their business (taking into account the cost and availability of such insurance).  All premiums due and payable under all such Insurance Policies have been paid when due, and the Company and its Subsidiaries are otherwise in material compliance with the terms of such Insurance Policies.  Neither the Company nor any of the Company Subsidiaries has received any notice of cancellation or non-renewal with respect to any such policy or coverage, and no insurer under any such policy or coverage has questioned, disputed or denied or, to the Knowledge of the Company, threatened to dispute or deny any material claim thereunder.  Except as set forth on Section 3.18 of the Company Disclosure Letter, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions nor compliance by the Company with any of the provisions herein will result in the termination or cancellation of such Insurance Policies.

3.19                                Information in the Offer Documents and Schedule 14D-9.  Any information provided in writing by the Company for inclusion or incorporation by reference in the Schedule TO or the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Schedule 14D-9 will, when filed with the SEC or at any time it is amended or supplemented or at the time it is first published, comply as to form in all material respects with the applicable requirements of the Exchange Act and all other Laws.  The Schedule 14D-9, when filed with the SEC or at any time it is amended or supplemented or at the time it is first published, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  For clarity, the representations and warranties in this Section 3.19 will not apply to statements or omissions included or incorporated by reference in the Schedule TO, the Offer Documents or the Schedule 14D-9 based upon information supplied to the Company by Parent or Purchaser or any of their Representatives specifically for inclusion therein.

3.20                                No Brokers.  Except for Morgan Stanley & Co. LLC (the “Company Financial Advisor”) and Atlas Technology Group, LLC, there is no investment banker, broker, finder or other financial intermediary or agent that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries and Affiliates who is entitled to any fee or commission from the Company or any of its Subsidiaries in connection with the Transactions.  The Company has Made Available to Parent a true, correct and complete copy of any and all engagement letters and other related Contracts between the Company, on the one hand, and the Company Financial Advisor or Atlas Technology Group, LLC, on the other hand.

3.21                                Fairness Opinion.  The Company Board of Directors has received the opinion of the Company Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of shares of the Company Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders of shares of the Company Common Stock.

3.22                                Anti-Takeover Laws.  Assuming the accuracy of the representation contained in Section 4.7, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution and delivery of this Agreement and to the consummation of the Transactions.  No other “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation of any Governmental Authority (each, an “Anti-Takeover Law”) is applicable to the Company, the Offer or the Merger.

3.23                                Customers, Suppliers, Resellers, Distributors and Original Equipment Manufacturers.  Section 3.23 of the Company Disclosure Letter sets forth a correct and complete list, as of the date of this Agreement, of (a) the top twenty-five (25) third-party customers (by revenue) that are not Governmental Authorities and the top twenty-five (25) third-party customers (by revenue) that are Governmental Authorities (but, in each case, excluding Major Resellers and Major OEMs) of the Company and the Company Subsidiaries, taken as a whole, for the combined two-year period ended March 31, 2017 (each, a “Major Customer”) and the amount of consideration paid to the Company and its Subsidiaries by each Major Customer during such period by fiscal year, product and type, (b) the top twenty-five (25) third-party suppliers and service providers for which the Company and its Subsidiaries, taken as a whole, for the combined two-year period ended March 31, 2017 (each, a “Major Supplier”) and the amount of consideration paid to each Major Supplier by the Company and its Subsidiaries during such period, (c) the top twenty-five (25) third-party resellers and distributors (by revenue) of the Company and its Subsidiaries, taken as a whole, for the combined two-year period ended March 31, 2017 (each, a “Major Reseller”) and the amount of consideration paid to the Company and the Company Subsidiaries by each Major Reseller during such period and (d) the top twenty-five (25) original equipment manufacturers (by revenue) of the Company and its Subsidiaries, taken as a whole, for the combined two-year period ended March 31, 2017 (each, a “Major OEM”) and the amount of consideration paid to the Company and the Company Subsidiaries by each Major OEM.  To the Knowledge of the Company, as of the date of this Agreement, during the twelve (12) month period prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any Major Customer, Major Supplier, Major Reseller or Major OEM indicating that it intends to cancel, terminate or otherwise adversely modify in any material respect its relationship with the Company or any of its Subsidiaries.

3.24                    Anticorruption Matters.

(a)                               None of the Company and its Subsidiaries has and, to the Knowledge of the Company, no agent, consultant, distributor, joint venture partner or other Person acting on behalf of any of the Company and its Subsidiaries, has violated the Anticorruption Laws in any material respect.

(b)                              To the Knowledge of the Company, no payment has been made by any of the Company and its Subsidiaries in violation of Anticorruption Laws.

(c)                               To the Knowledge of the Company, (i) there is no investigation of, or request for information from, the Company or any of its Subsidiaries by any Governmental Authority regarding Anticorruption Laws or (ii) any other allegation, investigation or inquiry regarding the Company’s or any of its Subsidiaries’ actual or possible violation of Anticorruption Laws

(d)                             To the Knowledge of the Company, none of the current officers, directors or employees of the Company or any of the Company Subsidiaries is a Government Official.

(e)                               To the Knowledge of the Company, no director or officer of the Company or any of its Subsidiaries has, directly or indirectly, made false or misleading statements to, or attempted to coerce or fraudulently influence, an accountant in connection with any audit, review, or examination of the financial statements of the Company or any of its Subsidiaries.

3.25                                Sanctions Laws.  The Company and its Subsidiaries are in compliance in all material respects with, and at all times within the past five (5) years have been in compliance in all material respects with, and have not engaged in any conduct sanctionable under, all applicable Sanctions Laws, and there are not now, nor have there been within the past five (5) years, any formal or informal Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries concerning violations or potential violations of, or conduct sanctionable under, any Sanctions Law.

(b)                              None of the Company or its Subsidiaries, or to the Knowledge of the Company, the members of the board of directors or officers of the Company and its Subsidiaries, is a Sanctioned Person.

(c)                               Neither the Company nor any of its Subsidiaries, directly or indirectly, has or in the past five (5) years has had, directly or indirectly, any transactions with or investments in any Sanctioned Person or Sanctioned Country.

(d)                             Neither the Company nor any of its Subsidiaries has any obligation, plan, or commitment to engage in or complete any transaction with or investment in any Sanctioned Person or Sanctioned Country in the future.

3.26                                Interested Party Transactions.  Except as disclosed in the Company SEC Documents, since the Company Balance Sheet Date, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

3.27                                No Other Representations and Warranties.  Except for the representations and warranties set forth in this Article 3, neither the Company nor any of its Subsidiaries nor any other Person makes or has made any express or implied representation or warranty, at law or in equity, with respect to the Company or any of its Subsidiaries or any of the Company’s or its Subsidiaries’ respective businesses, assets, liabilities, operations, prospects or condition (financial or otherwise) or with respect to any other information provided to Parent or Purchaser in connection with the Offer, the Merger or the Transactions.  Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries nor any other Person will have or be subject to any Liability or other obligation to Parent, Purchaser or any other Person resulting from the distribution to Parent or Purchaser (including their respective Representatives), or Parent’s or Purchaser’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Purchaser in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Offer, the Merger or the Transactions.  Except for the representations and warranties set forth in this Article 3, Parent and Purchaser specifically disclaim that they are relying upon or have relied upon any representations or warranties, and acknowledge and agree that the Company has specifically disclaimed and does hereby specifically disclaim any such representation or warranty made by any Person.  Parent and Purchaser specifically disclaim any obligation or duty by the Company or any other Person to make any disclosures of fact not required to be disclosed pursuant to the specific representations and warranties set forth in this Article 3.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Except as set forth in the disclosure letter delivered by Parent to the Company on the date hereof (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information is relevant to such other section or subsection), each of Parent and Purchaser, jointly and severally, represents and warrants to the Company that:

4.1                                        Corporate Existence and Power.  Each of Parent and Purchaser is a corporation duly incorporated, validly existing and, when applicable, in good standing under the Laws of its jurisdiction of formation and has all requisite corporate power and authority required to conduct its business as currently conducted, except where the failure to have such power and authority would not have, individually or in the aggregate, a Parent Material Adverse Effect.  Each of Parent and Purchaser is duly qualified to do business as a foreign corporation and, where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2                                        Corporate Authorization.  Each of Parent and Purchaser has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions.  The execution and delivery of this Agreement by each of Parent and Purchaser, as applicable, and the consummation by Parent and Purchaser of the Transactions have been duly authorized by all necessary corporate action and, subject to the adoption of this Agreement by Parent, as sole stockholder of Purchaser, require no other corporate proceedings on the part of Parent or Purchaser.  Assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

4.3                                        Governmental Authorization.  The execution and delivery by Parent and Purchaser of this Agreement and the Tender Agreement and the consummation by Parent and Purchaser of the Transactions (including the acceptance for payment or purchase of Company Shares pursuant to the Offer and the Merger) require no action by or in respect of, filing with, or consent or approval of any Governmental Authority other than (a) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Exchange Act, the Securities Act and any other applicable U.S. state or federal securities, takeover or “blue sky” laws, (d) compliance with any applicable rules and regulations of NASDAQ, (e) if determined by Parent to be advisable or requested or required by CFIUS, filings related to CFIUS Clearance, (f) DSS Consent and filings related thereto, and (g) such other actions, filings consents or approvals, the failure of which to be obtained, made or given would not have, individually or in the aggregate, a Parent Material Adverse Effect.  If Parent or Purchaser receives any written notice or other written communication from any Governmental Authority after the date of this Agreement in connection with the Transactions, Parent shall notify Company of such written notice or other written communication within one (1) Business Day following receipt thereof.

4.4                                        Non-Contravention.  Assuming compliance with Section 4.3, the execution and delivery by Parent and Purchaser of this Agreement and the Tender Agreement and the consummation by Parent and Purchaser of the Transactions (including the acceptance for payment or purchase of Company Shares pursuant to the Offer and the Merger) do not and will not (with or without notice or lapse of time, or both):  (a) contravene, conflict with or result in any violation or breach of any provision of the Organizational Documents of Parent or Purchaser or any resolution adopted by the board of directors of Parent or Purchaser; (b) contravene, conflict with or result in a violation or breach of any Law or Order applicable to Parent or Purchaser; or (c) require any consent or approval by any Person under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or an event that, with or without notice or lapse of time or both, would constitute a change of control or default under, or cause or give others a right of termination, vesting, amendment, cancellation or acceleration under, any material Contract of Parent or Purchaser, except in the case of clauses (b) and (c) above, as would not have, individually or in the aggregate, a Parent Material Adverse Effect.  If Parent or Purchaser receives any written notice or other written communication from any Person after the date of this Agreement alleging that the consent, approval, permission or of waiver from such Person is or may be required in connection with the Transactions, Parent shall notify Company of such writtennotice or other written communications within one (1) Business Day following the receipt thereof.

4.5                                        Litigation.  (a) There is no Proceeding pending or, to the Knowledge of Parent, threatened against, Parent or Purchaser, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (b) to the Knowledge of Parent, there is no investigation or examination by any Governmental Authority pending or threatened in writing, and (c) neither Parent or Purchaser is subject to any outstanding Order, in each case that, would have, individually or in the aggregate, a Parent Material Adverse Effect.

4.6                                        Information in the Offer Documents and the Schedule 14D-9.  Any information provided in writing by Parent and Purchaser for inclusion or incorporation by reference in the Schedule 14D-9 and any other documents to be filed with the SEC by the Company in connection with the Transactions (and any amendment thereof or supplement thereto) shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The Offer Documents will, when filed with the SEC or at any time it is amended or supplemented or on the date first disseminated to the Company’s stockholders, comply as to form in all material respects with the provisions of the Exchange Act and all other Laws.  The Offer Documents (and any amendment thereof or supplement thereto), when filed with the SEC or at any time it is amended or supplemented or on the date first disseminated to the Company’s stockholders, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  For clarity, the representations and warranties in this Section 4.6 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or any other filing based upon information supplied to Parent or Purchaser by the Company or any of its Representatives specifically for inclusion therein.

4.7                                        Ownership of Company Capital Stock.  Except as previously disclosed to the Company, none of Parent, Purchaser and any of their controlled Affiliates directly or indirectly “owns” (within the meaning of Section 203 of the DGCL) any Company Shares as of the date hereof.

4.8                                        Sufficient Funds.  Parent currently has, and at all times from and after the date hereof and through the Acceptance Time and the Effective Time will have, available to it, and Purchaser will have as of the Acceptance Time and at and as of the Closing, sufficient funds for the satisfaction of all of Parent’s and Purchaser’s obligations under this Agreement, including the payment of the aggregate Offer Price and Merger Consideration and the consideration in respect of the Company Options and Company Restricted Shares and to pay all related fees and expenses.  Parent’s and Purchaser’s obligations hereunder, including their obligations to consummate the Merger, are not subject to a condition regarding Parent’s or Purchaser’s obtaining of funds to consummate the Transactions.

4.9                                        Purchaser.  Since the date of its incorporation, Purchaser has not engaged in any activities other than in connection with or as contemplated by this Agreement.  Purchaser was incorporated solely for the purpose of consummating the Offer, the Merger and the other Transactions.  All of the outstanding shares of capital stock of Purchaser have been validly issued, are fully paid and nonassessable and are owned by, and at the Effective Time will be owned by, Parent, free and clear of all Liens.

4.10                                Management Arrangements.  As of the date hereof, none of Parent or Purchaser, or their respective executive officers, directors or affiliates, has entered into any agreement, arrangement or understanding with any of the executive officers, directors or affiliates of the Company that is currently in effect or would become effective in the future (upon consummation of the Offer or the Merger or otherwise) and that would be required to be disclosed under Item 1005(d) of Regulation M-A under the Exchange Act.

4.11                                Vote Required.  No vote of the holders of any of the outstanding shares of capital stock of Parent is necessary to approve this Agreement or the Transactions.

4.12                                No Brokers.  There is no investment banker, broker, finder or other financial intermediary or agent that has been retained by or is authorized to act on behalf of Parent or Purchaser who is entitled to any fee or commission from Parent or Purchaser in connection with the Transactions.

ARTICLE 5
COVENANTS

5.1                            Conduct of Business by the Company Pending the Closing.

(a)                               From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7 (the “Pre-Closing Period”), except as set forth in Section 5.1(a) of the Company Disclosure Letter, as required by Law or this Agreement, or otherwise with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice.  During the Pre-Closing Period, except as set forth in Section 5.1(a) of the Company Disclosure Letter, as required by Law or this Agreement, or otherwise with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (x) preserve substantially intact its present business organization, assets and technology, (y) keep available the services of its present officers and key employees, and (z) preserve intact its relationships with the key customers, suppliers, licensors, licensees, distributors and other persons with whom it has significant business relations, in each case consistent with past practice.  Without limiting the generality of the foregoing, during the Pre-Closing Period, except as set forth in Section 5.1(a) of the Company Disclosure Letter, as required by Law or this Agreement, or otherwise with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of the its Subsidiaries not to:

(i)                                  amend its Organizational Documents (whether by merger, consolidation or otherwise);

(ii)                              (A) in the case of the Company, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of its capital stock or other equity or voting interests or (B) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, except as permitted by the terms of the applicable Company Stock Plan, in connection with the cashless exercise of Company Options and/or the satisfaction of withholding tax obligations with respect to Company Options or Company Restricted Shares;

(iii)                           (A) issue, deliver, pledge, dispose of, grant or sell, or authorize the issuance, delivery, pledge, disposition, grant or sale of, any shares of its capital stock or other equity or voting interests, or grant any options, warrants or other rights to acquire any such capital stock or other equity or voting interests or any instrument convertible into or exchangeable or exercisable for any such capital stock, other equity or voting interest, other than (1) the issuance of any Company Shares upon the exercise of Company Options or vesting of Company Restricted Shares or other equity awards or obligations under the Company Stock Plans in accordance with the terms of the applicable Company Stock Plan and the applicable award agreement existing on the date of this Agreement, or (2) the issuance of securities of any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiary of the Company; or (B) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests;

(iv)                          amend any term of any of its securities or any of its Subsidiaries (whether by merger, consolidation or otherwise);

(v)                              incur any capital expenditures in excess of $50,000 in the aggregate, except as budgeted in the Company’s current plan that was approved by the Company Board and Made Available to Parent;

(vi)                          acquire, directly or indirectly, (A) any material assets other than supplies in the ordinary course of business consistent with past practice, or (B) securities, interests or businesses of any Person;

(vii)                      sell, lease, license or otherwise transfer any of the material assets, securities, properties, interests or businesses of the Company or any of its Subsidiaries (other than Intellectual Property Rights, to which Section 5.1(a)(viii) applies), other than (A) transfers among or between the Company and any of its Subsidiaries, (B) transactions pursuant to existing Contracts, or (C) in the ordinary course of business consistent with past practice;

(viii)                  (A) sell, assign or otherwise transfer or (B) grant a Lien on, grant a license, release, immunity or covenant not to sue under or in respect of, or otherwise encumber, any material Company IP (other than the grant of non-exclusive licenses to customers in the ordinary course of business, to the extent such licenses are necessary for the respective customer’s use or receipt of Company Products and subject to terms and conditions (including as to confidentiality) that are consistent with past practice);

(ix)                          cancel, fail to renew, fail to continue to prosecute, fail to protect or defend, abandon or allow to lapse any Company IP, other than abandonment of such Company IP that the Company determines in its reasonable judgment, in the ordinary course of business consistent with past practice, is no longer material to the Company;

(x)                              make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any of its wholly owned Subsidiaries), other than advancement of expenses to employees in connection with the performance of their duties in the ordinary course of business consistent with past practice;

(xi)                          (A) incur, assume or guarantee any Indebtedness other than (1) loans or advances from the Company or any of its wholly owned Subsidiaries to the Company or any of its wholly owned Subsidiaries incurred in the ordinary course of business consistent with past practice, (2) Indebtedness having an aggregate principal amount outstanding that is not in excess of $100,000 or (3) Indebtedness incurred under existing lines of credit in the ordinary course of business consistent with past practice, or (B) terminate or renew any existing credit facility;

(xii)                      grant any Lien, other than Permitted Liens, on any of its material assets, securities, properties, interests or business of the Company or any of its Subsidiaries;

(xiii)                  except as required by Law or any Plan or agreement existing as of the date of this Agreement or entered into in accordance with the terms of this Agreement:  (A) increase any compensation or benefits payable or that could become payable by the Company or any of its Subsidiaries to directors, officers or employees, (B) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate (or exercise any discretion to accelerate) rights under any Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Plan if it were in existence as of the date of this Agreement, (C) establish, adopt or materially amend any collective bargaining agreement or Plan, (D) fund any rabbi trust or similar arrangement, (E) grant or amend any equity or equity-based awards or (F) hire, replace, or terminate (other than for cause) the employment or services of any officer, employee, independent contractor or consultant whose compensation exceeds $150,000 per annum;

(xiv)                  change in any material respect its methods of accounting or accounting practices, except as required by GAAP or SEC rules and regulations;

(xv)      except as may be required by Law and other than in the ordinary course of business, make or change any material Tax election or any election pursuant to Section 7701 of the Code and the Treasury Regulations thereunder with respect to any of the Company’s Subsidiaries, or change any material accounting method for Taxes;

(xvi)     settle or compromise any material claim relating to Taxes, amend any Tax Return, or consent to any waiver or extension of any statute of limitations with respect to material Taxes of the Company or any of its Subsidiaries;

(xvii)    except as provided or permitted under this Agreement (including, without limitation, Section 5.3), adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or file a petition in bankruptcy under any provisions of applicable bankruptcy law on its behalf, or consent to the filing of any bankruptcy petition against it under any similar Law;

(xviii)   create any Subsidiary;

(xix)     change in any material respect the policies or practices regarding accounts receivable or accounts payable or fail to manage working capital in all material respects in accordance with past practice;

(xx)      enter into, amend, accelerate, cancel, fail to exercise an expiring renewal option, grant a material waiver under or modify in any material respect or terminate any Company Material Contract or any Contract that would constitute a Company Material Contract if in effect as of the date of this Agreement, in each case, other than in the ordinary course of business consistent with past practice and except for renewals or terminations in accordance with the terms of any Company Material Contract;

(xxi)     settle or compromise any material pending or threatened Proceeding, other than settlements or compromises that (A) require payment by the Company or any of its Subsidiaries in settlement or compromise of amounts that do not, individually or in the aggregate, exceed $100,000 (excluding amounts covered by insurance) and (B) do not involve any material injunctive or equitable relief or impose restrictions that are material to the business of the Company and its Subsidiaries, taken as a whole;

(xxii)    commence any Proceeding other than for the routine collection of invoices or enforcement of this Agreement;

(xxiii)   forgive any loan to any other Person (other than loans to any wholly-owned Subsidiary in the ordinary course of business consistent with past practice);

(xxiv)   enter into a new line of business or abandon or discontinue any existing line of business;

(xxv)    except as otherwise permitted by this Agreement, enter into any material transaction with any stockholder, director or executive officer of the Company or any of the Subsidiaries of the Company, other than advancement of expenses to its employees in connection with the performance of their duties in the ordinary course of business consistent with past practice; or

(xxvi)   authorize, agree (by Contract or otherwise), resolve, commit or otherwise become obligated to do any of the foregoing.

(b)        Nothing contained in this Agreement is intended to give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct the operations of Parent or Purchaser.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.2       Access to Information; Confidentiality.

(a)        During the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to (i) provide to Parent and Purchaser and their Representatives such reasonable access at reasonable times during normal business hours upon prior notice to the offices, properties, books and records, and employees of the Company and each of its Subsidiaries as Parent or Purchaser may reasonably request, and (ii) furnish to Parent and Purchaser and their Representatives such financial and operating data and other information prepared by the Company in the ordinary course of business as Parent or Purchaser may reasonably request, except, in each case, to the extent the Company reasonably determines that any of the foregoing actions would be prohibited by Law, would result in a waiver of any available privilege or would breach any agreement to which the Company or any of its Subsidiaries is a party; provided, however, that (A) the Company, each Subsidiary of the Company and each of their Representatives shall take reasonable steps to provide such access and furnish such information in such a manner as to avoid any violation of Law, waiver of privilege or breach of agreement; (B) any such access and cooperation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or the discharge by employees of the Company or its Subsidiaries of their employment responsibilities, (C) any such access to accountants and accountants’ work papers shall be subject to customary conditions, and (D) in no event shall such access include the right to conduct any environmental sampling or testing unless agreed to in advance by the Company.  All requests for access and information shall be coordinated through the executive officers of the Company.

(b)        No information or knowledge obtained by Parent or Purchaser pursuant to Section 5.3, this Section 5.2 or otherwise shall affect or be deemed to affect or modify any representation, warranty, covenant or agreement made by the Company contained herein, the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions hereof or otherwise prejudice in any way the rights and remedies of Parent or Purchaser hereunder, nor shall any such information, knowledge or investigation be deemed to affect or modify Parent’s or Purchaser’s reliance on the representations, warranties, covenants and agreements made by the Company in this Agreement (and as modified by the Company Disclosure Letter).

(c)        With respect to the information disclosed pursuant to Section 5.2(a), Parent shall comply with, and shall cause Purchaser and their respective Representatives to comply with, all of its obligations under the Confidentiality Agreement, dated November 11, 2016, by and between the Company and Parent (the “Confidentiality Agreement”); provided, however, that the Company consents to the use by Parent or Purchaser of such information in connection with the Offer and the Merger and acknowledges that such use does not constitute a breach of any provision of this Agreement or the Confidentiality Agreement.

5.3       No Solicitation.

(a)        Subject to Sections 5.3(b) and 5.3(c), from and after the date of this Agreement until the Acceptance Time, or, if earlier, the termination of this Agreement pursuant to Article 7, the Company (or the Company Board or any committee thereof, as applicable) shall, shall cause each of its Affiliates to, and shall direct its and their respective Representatives to (w) immediately cease and cause to be terminated all existing discussions and negotiations with any Person that may be ongoing with respect to any Competing Proposal, (x) terminate access by any Third Party to any physical or electronic data room relating to any potential Competing Transaction, (y) in accordance with the applicable confidentiality agreements with such Third Parties, request the prompt return or destruction of any confidential information provided to any Third Party in the twelve (12) months immediately preceding the date of this Agreement in connection with a Competing Proposal, and (z) enforce the provisions of any existing confidentiality or non-disclosure agreement entered into with respect to any potential Competing Transaction (provided that the Company shall be permitted to grant waivers of, and not enforce, any standstill provision to the extent necessary to permit the counterparty thereto to make a confidential Competing Proposal directly to the Company Board in accordance with the terms of this Section 5.3).  Subject to Sections 5.3(b) and (c), from the date of this Agreement until the Acceptance Time, or, if earlier, the termination of this Agreement pursuant to Article 7, the Company shall not, shall cause its Affiliates not to, and shall direct its and their Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage the submission of any Competing Proposal or any inquiry, proposal or request for information regarding or that would reasonably be expected to lead to, or result in, a Competing Proposal, (ii) other than informing Third Parties of the existence of the provisions contained in this Section 5.3, enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the offices, properties, books and records of the Company or any of its Subsidiaries to, any Person with respect to inquiries, proposals or requests for information regarding, or that would reasonably be expected to lead to, or the making of, a Competing Proposal, (iii) (A) fail to make, or withdraw, modify, qualify or amend in a manner adverse to Parent, the Company Board Recommendation (or recommend a Competing Proposal), (B) take any action to exempt any Third Party from the provisions of Section 203 of the DGCL or any other applicable state takeover statute, (C) fail to publicly reaffirm the Company Board Recommendation within three (3) Business Days after Parent so requests in writing, (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Competing Proposal subject to Regulation 14D under the Exchange Act within ten (10) Business Days after the commencement of such Competing Proposal or (E) approve, adopt or recommend any Competing Proposal, or propose publicly to approve, adopt or recommend, any Competing Proposal (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), or (iv) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument (other than an Acceptable Confidentiality Agreement) relating to an Competing Proposal or a potential Competing Transaction or requiring, or reasonably expected to cause, the Company to abandon, terminate, materially delay or fail to consummate, or that would otherwise materially impede or interfere with, the Merger or any of the other Transactions (an “Alternative Acquisition Agreement”).  It is agreed that any violation of the restrictions set forth in this Section 5.3(a) by any Affiliate of the Company or any Representative of the Company or any of its Affiliates shall constitute a breach of this Section 5.3(a) by the Company, including for purposes of Sections 7.1(d).  It is agreed that any Willful Breach of the restrictions set forth in this Section 5.3(a) by any Affiliate of the Company or any Representative of the Company or any of its Affiliates shall constitute a Willful Breach of this Section 5.3(a) by the Company for purposes of Sections 7.2(a) and 7.2(g).  For purposes of this Section 5.3(a), none of Shawn McCreight, Jennifer McCreight, PRIMECAP Management Company, RGM Capital, LLC or any of their respective Affiliates that beneficially owns any Company Shares (other than any Subsidiary of the Company) shall be deemed an Affiliate of the Company.

(b)        Notwithstanding anything to the contrary contained in Section 5.3(a), if at any time following the date hereof and prior to the Acceptance Time the Company or any of its Representatives receives a bona fide unsolicited written Competing Proposal from a Third Party (which Competing Proposal was initially made after the date of this Agreement and did not result from a breach of this Section 5.3), and if the Company Board determines in good faith, after consultation with the Company’s outside legal and financial advisors, and based on information then available, that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may furnish information concerning the Company and its Subsidiaries to such Third Party making the Competing Proposal and engage in discussions or negotiations with such Third Party with respect to such Competing Proposal; provided, that (A) prior to so furnishing such information or engaging in any such discussions or negotiations, the Company receives from such Third Party an executed Acceptable Confidentiality Agreement and (B) any non-public information concerning the Company or its Subsidiaries provided or made available to such Third Party shall, to the extent not previously provided or made available to Parent, also be promptly (and in any event within twenty-four (24) hours after it is provided or made available to such Third Party) provided or made available to Parent.  The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in the event that the Company or any of its Representatives receives a Competing Proposal and shall disclose to Parent the material terms and conditions of any such Competing Proposal (including the identity of the Third Party making such Competing Proposal).  The Company shall (i) promptly (and in any event within twenty-four (24) hours) notify Parent of any material change to the material terms of any such Competing Proposal of which the Company has been informed, or any determination by the Company Board that any Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, (ii) promptly notify Parent of (A) any material negotiation sessions between such Third Party or its Representatives on the one hand, and the Company or its Representatives, on the other hand, including providing a high-level summary of the material terms and conditions discussed in such material negotiation session and (B) if the Company, or such Third Party has informed the Company that it, has decided to not pursue such Competing Proposal and (iii) provide to Parent as soon as practicable (and in any event within twenty-four (24) hours) after receipt or delivery thereof of any written indication of interest (or amendment thereto) or any written material that constitutes an offer (or amendment thereto) including copies of any proposed Alternative Acquisition Agreements and any financing commitments related thereto.  Notwithstanding the foregoing, the Company may, following the receipt of a Competing Proposal, contact such Third Party to clarify and understand the terms and conditions thereof to facilitate the Company Board’s determination with respect to whether such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal.

(c)        Notwithstanding anything to the contrary contained in Section 5.3(a), (i) if (A) the Company receives a bona fide unsolicited written Competing Proposal that the Company Board determines in good faith, after consultation with outside counsel and its financial advisors, constitutes a Superior Proposal and (B) the Company determines in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the Company and the stockholders of the Company under Law, then the Company Board may make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(e) to enter into a definitive agreement with respect to such Superior Proposal; and (ii) the Company Board may make an Adverse Recommendation Change in response to material events, changes or developments in circumstances that were not known to or reasonably foreseeable by the Company Board as of or prior to the date hereof and becomes known to the Company Board after the date hereof and prior to the Acceptance Time if the failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the Company and the stockholders of the Company under Law; provided, that the Company Board may not make an Adverse Recommendation Change or terminate this Agreement pursuant to this Section 5.3(c) unless:

(1)     the Company shall have first provided prior written notice to Parent, at least four (4) Business Days in advance (the “Notice Period”), of the Company’s intention to take any action permitted under this Section 5.3(c), which notice shall, if applicable, specify the reasons for the proposed Adverse Recommendation Change and, if applicable, the material terms and conditions of any Superior Proposal (including the identity of the Third Party making such Superior Proposal) and, if applicable, provide a copy of the relevant proposed transaction agreement; and

(2)     prior to making an Adverse Recommendation Change and/or terminating this Agreement to enter into a definitive agreement with respect to a Superior Proposal, the Company shall, and shall use reasonable best efforts to cause its Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that, (x) in the case of Section 5.3(c)(i), such Competing Proposal ceases to constitute a Superior Proposal and (y) in the case of Section 5.3(c)(i) or Section 5.3(c)(ii), the Company Board determines in good faith, after consultation with outside counsel, that the failure to make an Adverse Recommendation Change would not be inconsistent with the fiduciary duties owed by the Company Board to the Company and the stockholders of the Company under Law.  In the event of any material revisions to a Competing Proposal constituting a Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(c) with respect to such new written notice, except that references to the four (4) Business Day period above shall be deemed to be references to a two (2) Business Day period.

For the avoidance of doubt, if Parent, within four (4) Business Days following its receipt of a Superior Proposal notice makes an offer that, as determined in good faith by the Company Board (after consultation with its outside counsel and financial advisors), results in the applicable Competing Proposal no longer being a Superior Proposal, then the Company shall have no right to terminate this Agreement pursuant to Section 7.1(e) as a result of such Competing Proposal.

(d)       Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company or the Company Board or any committee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of the Company that is required by Law; provided, that this Section 5.3(d) shall not permit the Company Board to make an Adverse Recommendation Changes except as otherwise set forth expressly in this Section 5.3.

5.4          Certain Filings.  The Company and Parent shall cooperate with one another in connection with the preparation of the Schedule 14D-9 and the Offer Documents and any other documents required to be filed by the Company, Parent or Purchaser with the SEC in connection with the Transactions, including furnishing information reasonably required in connection therewith; provided, however, that the obligations set forth in this Section 5.4 shall not be deemed to have been breached as a result of actions by the Company permitted by Section 5.3.

5.5       Appropriate Action; Consents; Filings.

(a)        Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Purchaser and the Company shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its respective Representatives to, take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other Transactions, including using commercially reasonable efforts to:  (i) cause each of the conditions to the Offer set forth on Annex I and each of the conditions to the Merger set forth in Article 6 to be satisfied as promptly as practicable after the date of this Agreement (including by soliciting any stockholder of the Company individually or collectively with its Affiliates owning more than ten percent (10%) of the outstanding Company Common Stock (as set forth in the Company’s most recent definitive proxy statement for the annual meeting of its stockholders or identified in writing to the Company by Parent) to tender into the Offer, it being understood that whether or not such stockholders so tender is in their sole discretion); and (ii) obtain, as promptly as practicable after the date of this Agreement, and maintain all necessary actions or non-actions and consents from any Governmental Authorities and make all necessary registrations, declarations and filings with any Governmental Authorities that are necessary to consummate the Offer and the Merger.

(b)        The Company shall use commercially reasonable efforts to, as promptly as practicable following the date hereof, make notifications to, and obtain consents from, Third Parties to the extent required in connection with the Transactions under (i) any Contract between the Company or any of its Subsidiaries, on the one hand, and any commercial or government customers or reseller, on the other hand, representing more than $150,000 of the annual revenues of the Company and its Subsidiaries for the preceding year, (ii) any Contract between the Company or any of its Subsidiaries, on the one hand, and any vendor, on the other hand, representing more than $150,000 of the annual spend of the Company and its Subsidiaries for the preceding year, (iii) any Real Property Lease, and (iv) any other Contract to which the Company or any of its Subsidiaries is a party as reasonably requested by Parent.  The Company shall promptly furnish to Parent the draft of each such notification or letter seeking such consent for review in advance, and shall incorporate any reasonable comments reasonably promptly made by Parent thereon and shall otherwise reasonably cooperate with Parent in connection therewith.  Notwithstanding anything to the contrary herein, the Company shall not be required (nor permitted without Parent’s prior consent) prior to the Effective Time to (i) pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration (including increased rent or other similar payments or agree to or enter into any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), (ii) provide additional security (including a guaranty) or (iii) otherwise assume or incur or agree to assume or incur any Liability, in each case of clauses (i) through (iii), to obtain any consent of any Person (including any Governmental Authority) under any Contract.

(c)        In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act, and any additional filings or notifications and related material that are necessary, proper or advisable to permit consummation of the Transactions, as promptly as practicable (but in any event within ten (10) Business Days after the date of this Agreement for the filing of a Notification and Report Form pursuant to the HSR Act) and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by any Governmental Authority pursuant to the HSR Act or any other Antitrust Law and use its commercially reasonable efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 5.5 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or obtain approval under any other Antitrust Law as soon as practicable.

(d)       Each of Parent and the Company shall use its commercially reasonable efforts to obtain, as promptly as practicable: (i) if Parent determines it is advisable or CFIUS requests or requires filings related thereto, subject to Section 5.5(h), CFIUS Clearance and (ii) subject to Section 5.5(f), the agreement by the Defense Security Service (“DSS”) in the form of a commitment letter reflecting acceptance by DSS of a plan to mitigate foreign ownership, control, and influence (“FOCI”) over the Company resulting from the Transactions (such agreement by DSS, the “DSS Consent”).  Each of Parent and the Company shall promptly furnish to the other copies of any notices or communications received by such party or any of its Affiliates from DSS or CFIUS or any of its constituent agencies with respect to the Transactions, unless otherwise prohibited by any Governmental Authority or Law, and each of Parent and the Company shall permit the other’s counsel to have an opportunity to review in advance, and such party shall consider in good faith the views of such counsel in connection with, any proposed communications by such party or its Affiliates to DSS or CFIUS concerning the Transactions (except for personal identifier information or other confidential information concerning Parent or its subsidiaries provided to DSS or CFIUS).

(e)        In furtherance and not in limitation of Section 5.5(d), as promptly as practicable after the execution of this Agreement, if Parent determines it is advisable to make, or CFIUS requests or requires, filings related to CFIUS Clearance, Parent and the Company shall (i) prepare, prefile and then, as soon as reasonably practicable thereafter, file with CFIUS a joint voluntary notice pursuant to DPA with respect to the transaction contemplated by this Agreement and (ii) prepare and provide to DSS a draft commitment letter in respect of the DSS Consent.  Each party to this Agreement shall use its commercially reasonable efforts to provide CFIUS and DSS with any additional or supplemental information requested by CFIUS or DSS during their respective reviews as promptly as practicable, and in all cases within the amount of time allowed by CFIUS or DSS, as applicable.

(f)        Parent shall take, or cause to be taken, all actions that are customarily undertaken to obtain the DSS Consent so as to enable the Closing to occur as promptly as practicable, including proposing, negotiating, committing to and effecting, by mitigation agreement, letter of assurance or commitment, national security agreement, security control agreement, special security agreement, voting trust agreement or proxy agreement, restrictions or actions that after the Closing would limit Parent’s freedom of action, ownership, control, influence, management or access over the business of the Company and its Subsidiaries; provided that notwithstanding the foregoing, nothing in this Agreement shall obligate Parent or Purchaser or any Subsidiary of Parent to, and the Company shall not and shall cause each of its Subsidiaries to not, take any of the foregoing actions or agree to any of the foregoing limitations with respect to any portion of the business of the Company and its Subsidiaries other than the portion thereof requiring a facility clearance from DSS, except for a letter of assurance requiring notice to the Department of Defense if services for non-classified customers of the Department of Defense are shifted to a foreign entity.

(g)        Each of the parties hereto will use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including the Offer and the Merger, including any Proceeding initiated by a private Person, (ii) promptly inform the other party of (and supply to the other party) any communication received by such party from, or given by such party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice, CFIUS, DSS or any other Governmental Authority and any material communication received or given in connection with any Proceeding by a private Person, in each case regarding the Transactions, including the Offer and the Merger, (iii) permit the other parties to review in advance and incorporate the other parties’ reasonable comments in any communication to be given by it to any Governmental Authority with respect to obtaining any clearances required under any Antitrust Law, CFIUS Clearance, or DSS Consent in connection with the Transactions and (iv) to the extent practicable, consult with the other parties in advance of any meeting or teleconference with any Governmental Authority or, in connection with any Proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Authority or other Person, give the other parties the opportunity to attend and participate in such meetings and teleconferences.  The parties will use their commercially reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.5(e) in a manner so as to preserve the applicable privilege.  The Company and Parent may, as each reasonably deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.5 as “Outside Counsel Only Material” and redact personally identifiable information or classified information.

(h)        After considering the Company’s views in good faith, Parent shall have, except where prohibited by Law, responsibility for determining the strategy for dealing with any Governmental Authority regarding Law relating to antitrust matters, CFIUS Clearance, or DSS Consent.  Except as set forth in Section 5.5(f), nothing in this Agreement shall obligate Parent or Purchaser or any Subsidiary of Parent to, and the Company shall not and shall cause each Company Subsidiary to not, agree to limit in any manner whatsoever (i) any rights of ownership of any securities (including the Company Shares), or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the business, assets or properties of their repective Subsidiaries, or (ii) the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets of their respective Subsidiaries or (B) to control their respective businesses or operations or the businesses or operations of their respective Subsidiaries.  The Company shall not commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act without the prior written consent of Parent.

5.6          Certain Notices.  During the Pre-Closing Period, each party hereto shall promptly notify the other parties of (a) any fact(s), change(s), event(s), development(s) or circumstance(s) that have occurred, arisen or come into existence and become known to the notifying party, that would reasonably be expected to cause any condition to the obligations of the notifying party to effect the Offer, the Merger or the Transactions not to be satisfied, (b) the failure of the notifying party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Merger or the Transactions not to be satisfied,   and (c) any Proceedings commenced by or involving any current or former stockholder of the Company or any of its Subsidiaries (on their own behalf or on behalf of the Company or any of its Subsidiaries) arising out of or related to this Agreement or the Transactions (“Stockholder Litigation”); provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise modify the conditions to the obligations of any party to effect the Offer, the Merger or the Transactions, nor limit or affect the remedies available hereunder.

5.7                                        Public Announcements.  Without limiting any other provision of this Agreement, each of Parent and the Company shall consult with the other and issue a joint press release with respect to the execution of this Agreement.  Thereafter, the Company and Parent shall not, and shall cause their respective Subsidiaries not to, issue any press release or other announcement (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to this Agreement or the Transactions without the prior consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), except (a) as such press release or other announcement may be required by Law or the applicable rules of a national securities exchange, in which case the party required to issue the release or make the announcement shall use its commercially reasonable efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance, (b) that each of the Company and its Subsidiaries may make announcements from time to time to their respective employees, customers, suppliers and other business relations and otherwise as the Company may reasonably determine is necessary to comply with Law or the requirements of any agreement to which the Company or any of its Subsidiaries is a party or (c) in connection with an Adverse Recommendation Change if and to the extent permitted by the terms of this Agreement.  Notwithstanding the foregoing, to the extent the content of any press release or other announcement has been approved and made in accordance with this Section 5.7, no separate approval shall be required in respect of such content to the extent replicated in whole or in part in any subsequent press release or other announcement.

5.8                                        Indemnification of Directors and Officers.

(a)                               The Surviving Corporation and its Subsidiaries as of the Effective Time shall (and, Parent shall cause the Surviving Corporation and its Subsidiaries as of the Effective Time to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) the indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors, officers and employees, and any person who becomes a director, officer or employee of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Persons”) and (ii) indemnification, expense advancement and exculpation provisions in the certificate of incorporation and bylaws or comparable organizational documents of the Company or any of its Subsidiaries in effect on the date of this Agreement.  In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are no less favorable than the indemnification, exculpation and advancement of expenses provisions contained in the Organizational Documents of the Company and its Subsidiaries as of the date hereof, and during such six (6) year period, such provisions shall not be repealed, amended or otherwise modified in any manner adverse to the Indemnified Persons except as required by Law.

(b)                              For a period of six (6) years after the Effective Time, the Surviving Corporation shall and cause its Subsidiaries to indemnify, defend and hold harmless the current or former directors or officers of the Company or any of its Subsidiaries and any Person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time, in respect of acts or omissions by such Persons in their capacity as directors or officers of the Company or any of its Subsidiaries occurring at or prior to the Effective Time to the fullest extent permitted by Law.

(c)                               Prior to the Effective Time, the Company shall or, if the Company is unable to, the Surviving Corporation shall as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in all respects than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against an Indemnified Person by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions or actions contemplated hereby); provided, that in no event shall the amount paid for such tail policy exceed two hundred fifty percent (250%) of the amount per annum the Company paid in its last full fiscal year; provided, further that the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and give reasonable and good faith consideration to any comments made by Parent with respect thereto and the Company shall not purchase such policy (and shall purchase the alternative policy identified by Parent) if Parent shall have identified an alternative policy satisfying the foregoing requirements at a lesser premium.  If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable in all respects than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six (6) year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of two hundred fifty percent (250%) of the amount per annum the Company paid in its last full fiscal year; provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)                             If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 5.8.

(e)                               The rights of each Indemnified Person under this Section 5.8 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, under the DGCL or any other Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries.  These rights shall survive consummation of the Transactions, including the Merger, and are intended to benefit, and shall be enforceable by, each Indemnified Person.  The obligations under this Section 5.8 shall not be terminated or modified in such a manner that is adverse to any Indemnified Person (and their respective successors and assigns) without the consent of such affected Indemnified Person (or their respective successors and assigns).

5.9                                        State Takeover Laws.  If any “control share acquisition,” “business combination,” “fair price,” “moratorium” or other antitakeover Law becomes or is deemed to be applicable to the Company, Parent, Purchaser, the Offer, the Merger or any other Transaction, then each of the Company, Parent, Purchaser, and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

5.10                                Section 16 Matters.  Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Company Shares, Company Options or Company Restricted Shares pursuant to this Agreement, the Offer and the Merger shall be an exempt transaction for purposes of Section 16.

5.11                                Approval of Compensation Arrangements.  Prior to the consummation of the Offer, the Company shall take any action necessary to ensure that any Compensation Arrangements entered into by the Company or its Subsidiaries after the date of this Agreement (or not previously approved as contemplated by Section 3.2(c)) have been approved by the Compensation Committee of the Company Board as contemplated by Rule 14d-10(d)(2) of the Exchange Act.

5.12                                Stock Exchange De-listing.  Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under Law and rules and policies of NASDAQ to cause the delisting of the Company Shares from NASDAQ as promptly as practicable after the Effective Time (in any event no more than ten (10) days after the date of the Closing) and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after such delisting.

5.13                                Obligations of Purchaser and the Surviving Corporation.  Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Purchaser of, and the compliance by Purchaser with, all of the covenants, agreements, obligations and undertakings of Purchaser under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Purchaser hereunder.  Parent shall, immediately following execution of this Agreement, approve and adopt this Agreement in its capacity as sole stockholder of Purchaser and deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Purchaser.  Parent shall cause to be provided to Purchaser all funds necessary for the satisfaction of all of Parent’s and Purchaser’s obligations under this Agreement, including the payment of the aggregate Offer Price and Merger Consideration and the consideration in respect of the Company Options and Company Restricted Shares and to pay all related fees and expenses.  Parent will take all actions necessary to cause the Surviving Corporation to perform its obligations under this Agreement after the Effective Time.

5.14                    Employees.

(a)                               Parent hereby acknowledges that a “change of control” and/or “acquisition” (or other similar phrase) within the meaning of the Plans, as applicable, will occur as of the Acceptance Time.  Parent shall cause the Surviving Corporation (or an applicable Subsidiary thereof) to honor the Plans that provide for severance and change in control obligations and/or transaction-based payments and benefits in accordance with their terms as in effect immediately prior to the date hereof and any other agreements with employees entered into in accordance with the terms of this Agreement; provided, that such Plans have been scheduled on Section 3.15 of the Company Disclosure Letter or filed as exhibits to the Company SEC Documents.

(b)                              For a period of twelve (12) months following the Effective Time, the Surviving Corporation or an applicable Subsidiary shall (and Parent shall cause the Surviving Corporation or Subsidiary to) provide to each Continuing Employee base compensation, bonus or incentive opportunities (excluding any equity or equity-based plan, program or arrangement), and employee and fringe benefits (including severance benefits, and group health, life and disability plans, but excluding benefits provided pursuant to any defined benefit pension plan) that are substantially similar, in the aggregate, taken as a whole, to the base compensation, bonus or incentive opportunities and employee and fringe benefits provided to such Continuing Employee immediately prior to the Effective Time.

(c)                               From and after the Effective Time, for purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any benefit plan or arrangement of Parent, the Surviving Corporation or any of their respective Affiliates (each, a “Parent Benefit Plan”), Parent shall, and shall cause the Surviving Corporation or its Subsidiaries to, use commercially reasonable efforts to cause each Continuing Employee to receive service credit for service with the Company and its Subsidiaries to the same extent such service credit was granted under the Plans (for purposes of eligibility to participate and vesting and, solely in respect of vacation and severance plans, benefit accrual purposes) immediately prior to the Effective Time.  Parent shall, and shall cause the Surviving Corporation or its Subsidiaries to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions exclusions, actively at work requirements, waiting periods and insurability requirements with respect to participation and coverage requirements applicable to the Continuing Employees (and any dependents or beneficiaries thereof) under any welfare benefit plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under the applicable Plan immediately prior to the Effective Time and (ii) cause any co-payments, deductibles and other out-of-pocket expenses incurred by a Continuing Employee during the plan year that includes the Effective Time to be credited for purposes of satisfying all deductible, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year of each comparable Parent Benefit Plan, as if such amounts had been paid in accordance with such plan; provided, that in each case (i) and (ii), such waiver or credit shall only be to the extent (A) that such limitation or payment would have been waived or credited in the corresponding Plan in which such Continuing Employee was a participant immediately prior to his commencement of participation in such Parent Benefit Plan and (B) that would not result in any duplication of benefits.  Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to honor all vacation, personal and sick days accrued by Continuing Employees under the plans, policies, programs and arrangements of the Company and its Subsidiaries immediately prior to the Effective Time.

(d)                             Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Corporation to terminate the employment of, any Continuing Employee for any reason, (ii) require Parent or the Surviving Corporation to continue any particular Plan or Parent Benefit Plan or prevent the amendment, modification or termination thereof after the Effective Time (it being understood that Parent shall cause the Surviving Corporation to comply with any obligations set forth in Section 5.14(a)) or (iii) be treated as an amendment or other modification of any Plan or Parent Benefit Plan.  The provisions of this Section 5.14 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) or other Person shall be regarded for any purpose as a third party beneficiary of this Agreement, and no provision of this Section 5.14 shall create such rights in any such Persons.

5.15                                Director Resignations.  At the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of the directors of the Company and its Subsidiaries (other than directors of the Subsidiaries whom Parent determines shall continue to serve in such capacities following the Effective Time), effective at the Effective Time.

5.16                                Stockholder Litigation.  The Company shall as promptly as reasonably practicable (and in any event within two (2) Business Days) notify Parent in writing of, and shall give Parent the opportunity to participate (subject to a customary joint defense agreement, and at Parent’s expense) in, but not control, the defense and settlement of, any Stockholder Litigation.  The parties shall cooperate in good faith to address to any Stockholder Litigation.  No compromise or full or partial settlement of any Stockholder Litigation (other than any settlement providing solely for supplemental disclosures to the Company’s stockholders) shall be agreed to by the Company without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

5.17                                Payoff of Existing Company Indebtedness.  The Company shall use commercially reasonable efforts to (a) obtain customary payoff letters reasonably acceptable to Parent from all financial institutions and other Persons to which indebtedness for borrowed money of the Company or any of its Subsidiaries is owed, or the applicable agent, trustee or other representative on behalf of such Persons, which payoff letters together with any related release documentation shall, among other things, include the payoff amount and provide in substance reasonably acceptable to Parent, among other things, that Liens and guarantees, if any, granted in connection therewith related to the assets, rights and properties of the Company and its Subsidiaries securing such indebtedness for borrowed money and any other obligations secured thereby shall be, upon the payment of the amount set forth in the applicable payoff letter at or prior to the consummation of the Offer be released and terminated and (b) deliver or cause to be delivered such payoff letters, together with the related release documentation, to Parent at the consummation of the Offer.  At the consummation of the Offer, subject to Parent making available necessary funds to do so, the Company shall use commercially reasonable efforts to, and shall cause the Company’s Subsidiaries to, permanently (i) terminate the credit facilities requested by Parent to be so terminated, and all related Contracts to which the Company or any of its Subsidiaries is a party and (ii) cause to be released any guarantees and any Liens on its assets relating to such terminated credit facilities.

5.18                                Foreign National Employees.  As a result of the consummation of the Merger, the Surviving Corporation shall assume all of the Company’s rights, duties, liabilities, and obligations relating to the Company’s foreign national employees who have had nonimmigrant worker and employment based immigrant visa applications previously approved on their behalf by the United States Citizenship and Immigration Services (USCIS) or filed and pending on their behalf with USCIS by the Company, as of the Effective Date.

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE MERGER

6.1                                        Conditions to Obligations of Each Party Under This Agreement.  The respective obligations of each party to consummate the Merger shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the Effective Time of each of the following conditions:

(a)                               Purchaser shall have irrevocably accepted for payment all Company Shares validly tendered and not validly withdrawn in the Offer; and

(b)                              No Law or Order of any Governmental Authority with competent jurisdiction shall be in effect which restrains, prohibits or otherwise makes illegal the consummation of the Merger.

ARTICLE 7
TERMINATION

7.1                                        Termination.  This Agreement may be terminated and the Transactions, including the Offer and the Merger, may be abandoned at any time prior to the consummation of the Offer (except for termination pursuant to 7.1(c)(ii), which may occur at any time prior to the Effective Time):

(a)                               By mutual written consent of Parent and the Company;

(b)                              By either the Company or Parent, if (i) the Acceptance Time shall not have occurred on or before November 30, 2017; provided, that such date shall automatically be extended to December 31, 2017 if the Acceptance Time shall have not occurred prior to such date due to any failure of any Regulatory Condition to be satisfied (such date, as extended pursuant to the proviso, the “End Date”); or (ii) the Offer is terminated or withdrawn pursuant to its terms and this Agreement without any Company Shares being purchased thereunder; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose breach of any provision of this Agreement is the cause of or results in the failure of the Acceptance Time to have occurred on or before the End Date or failure of the Offer to be consummated, as the case may be;

(c)                               By either the Company or Parent, if any Order of any Governmental Authority with competent jurisdiction shall be in effect which restrains, prohibits or otherwise makes illegal (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Company Shares pursuant to the Offer or (ii) prior to the Effective Time, the consummation of the Merger, and, in each such case, such Order shall have become final and nonappealable; provided that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party whose breach of this Agreement has been the primary cause of the issuance of or failure to lift such Order;

(d)                             By Parent, at any time prior to the Acceptance Time, if an Adverse Recommendation Change shall have occurred or if the Company shall have materially violated or breached (or be deemed pursuant to the terms thereof to have materially violated or breached) Section 5.3;

(e)                               By the Company, at any time prior to the Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Proposal in accordance with the terms of Section 5.3(c); provided, however, that the Company shall concurrently with such termination pay the Termination Fee to Parent pursuant to Section 7.2;

(f)                                By Parent, at any time prior to the Acceptance Time if:  (i) there is any breach of any representation or warranty or failure to perform a covenant or agreement on the part of the Company set forth in this Agreement, which breach or failure to perform would give rise to a failure of an Offer Condition and which (A) is not capable of cure prior to the earlier of the End Date and thirty (30) calendar days after delivery of written notice of such breach or failure to perform to the Company or (B) such breach or failure to perform shall not have been cured during such period; provided, however, that Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 7.1(f) if Parent or Purchaser is then in material breach of any representation, warranty, covenant or agreement of Parent or Purchaser set forth in this Agreement and such breach would give rise to a failure of an Offer Condition to be satisfied; or

(g)                              By the Company, at any time prior to the Acceptance Time:  (i) if there is any breach of any representation or warranty or failure to perform a covenant or agreement on the part of Parent or Purchaser set forth in this Agreement that has had or would reasonably be expected to have a Parent Material Adverse Effect, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) either (A) such breach is not capable of cure prior to the earlier of the End Date and thirty (30) calendar days after delivery of written notice of such breach or failure to perform to Parent or (B) such breach or failure to perform shall not have been cured during such period; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if the Company is then in material breach of any representation, warranty, covenant or agreement of the Company set forth in this Agreement and such breach would give rise to a failure of an Offer Condition to be satisfied.

7.2                                        Effect of Termination.

(a)                               In the event of termination of this Agreement by either the Company or Purchaser as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall become void and there shall be no liability or obligation on the part of Parent, Purchaser or the Company or their respective Subsidiaries, officers or directors except with respect to this Section 7.2 and Article 8 (General Provisions); provided, however, that, subject to Section 7.2(g), nothing in this Agreement shall relieve any of Parent, Purchaser or the Company of any liability for Fraud based upon, or any Willful Breach of, any representation, warranty, covenant or agreement contained herein occurring prior to termination, or as provided in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

(b)                              In the event that this Agreement is terminated by Parent pursuant to Section 7.1(d), the Company shall pay to Parent an amount in cash equal to $6,014,095.55 (the “Termination Fee”).  A Termination Fee payable pursuant to this Section 7.2(b) shall be paid promptly, but in no event later than three (3) Business Days, following such termination.

(c)                               In the event that this Agreement is terminated by the Company pursuant to Section 7.1(e), the Company shall pay to Parent the Termination Fee.  A Termination Fee payable pursuant to this Section 7.2(c) shall be paid concurrently with and as a condition to the termination of this Agreement.

(d)                              (i) In the event this Agreement is terminated by Parent or the Company (x) pursuant to Section 7.1(b), or (y) by Parent pursuant to Section 7.1(f) and the Minimum Condition has not been satisfied prior to such termination, (ii) following the execution and delivery of this Agreement and prior to such termination of this Agreement, a Competing Proposal (with all references to “fifteen percent (15%)” in the definition thereof being treated as references to “fifty percent (50%)” for purposes of this Section 7.2(d)) shall have been publicly announced or shall have become publicly disclosed; and (iii) within twelve (12) months following such termination of this Agreement, either (A) the Company enters into a definitive agreement with respect to a Competing Proposal and such Competing Proposal is later consummated or (B) the Company otherwise consummates a Competing Transaction, the Company shall pay to Parent the Termination Fee.  A Termination Fee payable pursuant to this Section 7.2(d) shall be paid promptly, but in no event later than three (3) Business Days, following the consummation of such Competing Transaction.

(e)                               The parties hereto acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one (1) occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(f)                                Notwithstanding anything to the contrary in this Agreement, each of Parent and Purchaser acknowledges and agrees on behalf of itself and its Affiliates that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Purchaser in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunity forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.  Each of the parties acknowledges that the agreements contained in this Section 7.2 are an integral part of the Transactions, and that without these agreements, Parent, Purchaser and the Company would not enter into this Agreement.

(g)                              Notwithstanding anything to the contrary set forth in this Agreement, each of the parties hereto expressly acknowledges and agrees that except in the event of Fraud based upon, or any Willful Breach of, any representation, warranty or covenant or agreement contained herein, Parent’s right to receive payment of the Termination Fee pursuant to this Section 7.2, in circumstances in which the Termination Fee is paid, shall constitute the sole and exclusive remedy of Parent and Purchaser and their respective Affiliates and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, trustees, officers, employees, agents or Affiliates (the “Parent Related Parties”) against the Company and its Subsidiaries and its and their respective Affiliates and any of its and their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) for all any and all losses, claims, damages, liabilities, costs, fees, expenses (including reasonable attorney’s fees and disbursements), judgments, inquiries and fines suffered in respect of this Agreement or the Transactions in such circumstances, and upon payment of the Termination Fee to Parent pursuant to this Section 7.2, none of the Company Related Parties shall have any further liability or obligation to any of the Parent Related Parties relating to or arising out of this Agreement or the Transactions, except in the event of Fraud based upon, or any Willful Breach of, any representation, warranty or covenant or agreement contained herein.  The parties acknowledge that any prior payment of the Termination Fee shall be taken into account when determining (or, if appropriate, netted against) any remedies for Fraud based upon, or Willful Breach of, any representation, warranty, covenant or agreement contained herein.

(h)                              All payments under Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by Parent.

ARTICLE 8
GENERAL PROVISIONS

8.1                                        Non-Survival of Representations and Warranties.  None of the representations or warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

8.2                                        Fees and Expenses.  Subject to Section 7.2 of this Agreement, all costs and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred such cost or expense.

8.3                                        Notices.  Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered if delivered in Person, (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (provided confirmation of email receipt is obtained and delivery is followed within one Business Day pursuant to either clause (a) or (b)), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent or Purchaser, addressed to it at:

Open Text Corporation

105 Adelaide St. West

Toronto, Ontario

Canada M5H 1P9

Attention: Gordon Davies, EVP, Chief Legal Officer and Corporate Development

Email:  gdavies@opentext.com

with a copy (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention:  Neil Q. Whoriskey and Aaron J. Meyers

Email:  nwhoriskey@cgsh.com; ameyers@cgsh.com

If to the Company, addressed to it at:

Guidance Software, Inc.

1055 E. Colorado Blvd

Pasadena, CA 91106

Attention:  General Counsel

Email:  alfredo.gomez@guid.com

with a copy to (which shall not constitute notice) to:

Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071
Attention:  Julian Kleindorfer and David A. Zaheer
Email:  julian.kleindorfer@lw.com; david.zaheer@lw.com

8.4                                        Certain Definitions.  For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less restrictive of, and no more favorable to, the Third Party that is party to such agreement and its Affiliates and Representatives than the terms set forth in the Confidentiality Agreement are to Parent and its Affiliates and Representatives, including with respect to standstill provisions; provided, however, that the parties acknowledge and agree that such standstill provisions may permit such Third Party to make confidential proposals for a negotiated Competing Transaction directly to the Company Board in accordance with Section 5.3.

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.  For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Anticorruption Laws” means the US Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010 or any other anticorruption or anti-bribery Law applicable to the Company or any of its Subsidiaries.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“BIS” has the meaning set forth in the definition of “Sanctioned Person.”

“Business Day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

“CFIUS” means the Committee on Foreign Investment in the United States or any successor entity, and any member agency thereof acting in such capacity.

“CFIUS Clearance” means (a) a written determination from CFIUS that the Transactions are not subject to the DPA, (b) a written notice issued by CFIUS that it has determined that there are no unresolved national security concerns with respect to the Transactions, and has concluded all action under the DPA or (c) either (i) the President of the United States shall have determined not to use his powers pursuant to the DPA to unwind, suspend, condition or prohibit the consummation of the Transactions or (ii) the period allotted for presidential action under the DPA shall have passed without any determination by the President.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated audited balance sheet of the Company as of December 31, 2016 and the notes thereto, as contained in the Company SEC Documents.

“Company Balance Sheet Date” means December 31, 2016.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the common stock, $0.001 par value, of the Company.

“Company Compensatory Award” means each Company Option, award of Company Restricted Shares and other equity-based award denominated in Company Common Stock granted pursuant to a Company Stock Plan.

“Company Inbound IP License” means any Contract pursuant to which any Person licenses or otherwise makes available to the Company or any of its Subsidiaries any Intellectual Property Rights (including through releases, immunities from suit, covenants not to sue or non-assertion provisions), other than Shrink Wrap Licenses.

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result or effect (each, an “Effect”) that, individually or in combination with any other Effect, has, or would reasonably be expected to have, a material adverse effect on (i) the business, assets (tangible or intangible) or results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company to perform under the Agreement, or consummate the Transactions, on a timely basis; provided, however, that, in the case of clause (i) above, no Effect shall constitute a “Company Material Adverse Effect” to the extent that such Effect arises out of, or results from:  (a) changes in the general economic, financial, credit or securities markets, including prevailing interest rates or currency rates; (b) changes in the industry or industries in which the Company and its Subsidiaries operate; (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism); (d) changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis; (e) the announcement (other than any announcement by the Company of any of its Subsidiaries in violation of Section 5.7) or consummation of this Agreement and the Transactions (other than for purposes of any representation or warranty set forth in Sections 3.3, 3.4, 3.9(a)(ii), 3.13(h), 3.13(j), 3.13(m)(viii), 3.13(o),  3.15(e), 3.18 or 3.22 or any Offer Condition to the extent relating to such representations and warranties); (f) any change in the market price or trading volume of the common stock of the Company or in the Company’s credit rating (excluding any facts giving rise to such change not otherwise falling within any of the exceptions provided); (g) any failure to meet any internal or public projections, estimates, guidance, budgets, or forecasts of revenues, earnings or other financial metrics for any period (excluding any facts giving rise to such failure not otherwise falling within any of the exceptions provided); (h) changes or prospective changes in Law or GAAP or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions; and (i) any legal proceedings commenced by or involving any current or former stockholders of the Company or any of its Subsidiaries (on their own behalf or on behalf of the Company or any of its Subsidiaries) arising out of or related to this Agreement or the Transactions; provided, however, that any Effect referred to in clauses (a), (b), (c), (d), or (h) will, unless otherwise excluded, be taken into account for purposes of determining whether or not a Company Material Adverse Effect has occurred if and to the extent that such change, event, occurrence or effect disproportionately and adversely affects the Company and its Subsidiaries taken as a whole, as compared to other similarly situated Persons operating in the industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate and adverse impact may be taken into account in determining whether or not there has been or may be a Company Material Adverse Effect).

“Company Option” means any option to purchase shares of Company Common Stock granted pursuant to a Company Stock Plan.

“Company Outbound IP License” means any Contract pursuant to which the Company or any of its Subsidiaries has licensed or otherwise provided to any other Person any Company IP (including through releases, immunities from suit, covenants not to sue or non-assertion provisions), other than (a) non-exclusive licenses granted to customers in the ordinary course of business, where the license grant is limited to the respective customer’s use or receipt of Company Products and, in the case of Software, limited to object code; and (b) non-exclusive licenses to contractors or consultants providing services to the Company or its Subsidiaries, where the license grant is limited to enabling the respective contractor or consultant to provide such services and, in the case of Software, limited to object code.

“Company Preferred Stock” means the preferred stock, $0.001 par value, of the Company.

“Company Products” means all products and services licensed out, provided, sold or otherwise made commercially available by, or that are under development by, the Company or any of its Subsidiaries.

“Company Restricted Share” means any award of restricted Company Shares granted pursuant to a Company Stock Plan.

“Company Share Purchase Plan” means the Guidance Software, Inc. Officer and Director Share Purchase Plan.

“Company Software” means all Software that is owned or purported to be owned by the Company or any of its Subsidiaries or used in the operation of the business of the Company or any of its Subsidiaries.

“Company Source Code” means any Source Code, or any portion, aspect or segment thereof, relating to any Company Software.

“Company Stock Plans” means the Guidance Software, Inc. Second Amended and Restated 2004 Equity Incentive Plan (as amended from time to time) and the Guidance Software, Inc. 2017 Incentive Award Plan (as amended from time to time).

“Competing Proposal” means, any proposal or offer to enter into a Competing Transaction from a Third Party.

“Competing Transaction” means, other than the Transactions or any other proposal or offer from Parent or Purchaser, (a) any acquisition or purchase, in a single transaction or series of related transactions of (i) fifteen percent (15%) or more of the assets of the Company and its Subsidiaries, taken as a whole, or (ii) fifteen percent (15%) or more of the combined voting power of the Company; (b) any tender offer or exchange offer that if consummated would result in any Person or group acquiring beneficial ownership of fifteen percent (15%) or more of the combined voting power of the Company; or (c) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, share exchange or other transaction involving the Company or any of its Subsidiaries in which any Person or its stockholders, if consummated, would acquire fifteen percent (15%) or more of the combined voting power of the Company or the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity.

“Continuing Employees” shall mean all employees of the Company or any of its Subsidiaries who, as of the Closing, continue their employment with the Company, Parent, the Surviving Corporation or any of their Affiliates.

“Contract” means any legally binding contract, agreement, obligation, arrangement, undertaking, indenture, note, bond, mortgage, guarantee, commitment, promise, option, license, loan, sublicense, subcontract, joint venture, warranty, sales purchase order, lease or sublease or other legally binding instrument, whether oral or written.

“Contributor” means any Person that has been involved in the creation, invention or development of any Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries, including current or former employees, advisors, partners, consultants and contractors of the Company or any of its Subsidiaries.

“Data Room” means the electronic data site established for Project Galileo on the Merrill DataSite on behalf of the Company and to which Parent and its Representatives have been given access in connection with the Transactions.

“DPA” means Section 721 of the Defense Production Act of 1950, as amended, including the implementing regulations thereof, codified at 31 C.F.R. Part 800.

“Environmental Laws” means Laws relating to (a) pollution, (b) protection or cleanup of the environment or natural resources or (c) Releases of or exposure to Hazardous Substances.

“Environmental Permits” means Permit required by Environmental Laws for the business of the Company and the its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Fraud” means fraud by a party hereto with respect to any representation or warranty contained in Article 3 or Article 4, as applicable.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Government Official” means any (a) employee or official of a (i) Governmental Authority, (ii) instrumentality of a Governmental Authority, including any state-owned or controlled enterprise, or government agency, or (iii) public international organization, (e.g., The World Bank), (b) political party or party official or (c) candidate for political office, or (d) any Person working in an official capacity on behalf of any of the foregoing.

“Governmental Authority” means any transnational, domestic or foreign, federal, state, provincial or local governmental, regulatory or administrative authority, department, court, tribunal, commission, regulatory body or self-regulatory body (including any securities exchange), agency or official, or any political or other subdivision, department, agency or branch of any of the foregoing.

“Hazardous Substances” means any pollutant, contaminant, chemical, petroleum or any fraction thereof, asbestos or asbestos-containing materials, polychlorinated biphenyls, or industrial, solid, toxic, radioactive, ignitable, corrosive, reactive, or hazardous substance, material, waste, chemcials or agent, including all substances, materials, wastes, chemicals or agents which are identified, regulated, the subject of liability or requirements for investigation or remediation under, or otherwise subject to, any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” of any Person means, without duplication, all obligations of such Person under the applicable governing documentation to pay principal, interest, penalties, fees, guarantees, reimbursements, damages,”make-whole” amounts, costs of unwinding and other liabilities with respect to:  (a) indebtedness of such Person for borrowed money, whether current or funded, fixed or contingent, secured or unsecured; (b) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities; (c) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person that are due and payable; (d) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (e) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (f) obligations under interest rate, currency swap, hedging, cap, collar or future Contracts or other derivative instruments or agreements and (g) indebtedness of others as described in clauses (a) through (f) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors or accrued expenses arising in the ordinary course of business consistent with past practice, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property Rights” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including rights in and to:  (a) patents, including design patents, and applications relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, continuing prosecution applications, provisionals, divisions and substitutions relating to any of the patents and patent applications, and all related foreign patent and patent applications that claim priority therefrom or are counterparts to such patents and patent applications, as well as all utility models (collectively, “Patents”), and all inventions, inventions disclosures, discoveries and improvements, whether or not patentable; (b) trademarks, trade names, service marks, certification marks, service names, trade dress, logos, slogans, corporate names, brand names and any other indicators of origin, together with any registrations and applications for registration and any renewals and extensions thereof, along with all goodwill associated therewith (collectively, “Trademarks”), as well as all Internet domain names; (c) rights in works of authorship including copyrights, copyrightable works and other similar exclusive exploitation rights and moral rights, and any registrations and applications for registration and renewals and extensions thereof (collectively, “Copyrights”), as well as all rights in compilations, databases (including computerized databases) or other collections of information, data, works or other materials, manuals and other documentation; (d) trade secret rights (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding state or foreign statutory law and common law) and all non-public know-how and information, including marketing and technical information, product specifications, compositions, processes, methods and techniques and any other confidential or proprietary information (collectively, “Trade Secrets”); and (e) Software.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means all Software, firmware, hardware (including computers, servers, databases, peripheral devices and telecommunications devices), networks, interfaces, platforms and related systems, in each case, whether owned, leased, licensed or used by the Company or any of its Subsidiaries.

“Knowledge of Parent” means the actual knowledge of any of Gordon A. Davies and John Doolittle, and the knowledge such individuals would have acquired after reasonable inquiry of their direct reports.

“Knowledge of the Company” means the actual knowledge of any of Patrick Dennis, Barry Plaga, Michael Harris, Ken Basore, Alfredo Gomez and Stephanie Urbach, and the knowledge such individuals would have acquired after reasonable inquiry of their direct reports.

“Law” means, with respect to any Person, any federal, state, local, municipal, or foreign law, constitution, treaty, convention, ordinance, statute, code, rule or regulation enacted, adopted, or promulgated by a Governmental Authority that is binding upon such Person, as amended unless expressly specified otherwise.

“Liabilities” means any and all liabilities, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, determined or determinable, on or off-balance sheet, and whether arising in the past, present or future, and including those arising under any Contract, Proceeding or Order.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, deed of trust, right of first refusal, easement, adverse interest, community property interest, hypothecation, option, easement, encroachment, lease, sublease, right of way, or similar encumbrance in respect of such property or asset, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership, or any interest or restriction similar in substance to any of the foregoing.  For clarity, the foregoing shall not include licenses of or other grants of rights to use Intellectual Property Rights.

“Made Available” means that, not less than two (2) Business Days prior to the date of this Agreement, such information, document or material was made available for review by Parent or Parent’s Representatives in the Data Room.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” (as such terms are commonly understood in the software industry) or any other code designed to have any of the following functions:  (a) disrupting, disabling or harming the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (b) compromising the privacy or data security of a user or damaging or destroying any data or file, in each case, without authorization and without the applicable user’s consent.

“OFAC” has the meaning set forth in the definition of “Sanctioned Person.”

“Open Source Software” means any Software that is licensed, distributed or conveyed as “open source software,” “free software,” “copyleft” or under a similar licensing or distribution model, or under a contract that requires as a condition of its use, modification or distribution that it, or other Software into which such Software is incorporated, integrated or with which such Software is combined or distributed or that is derived from or linked to such Software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under some or all of the terms as such contract (including Software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license listed at www.opensource.org).

“Order” means any order, writ, injunction, decree, judgment, award, settlement, arbitral award, finding or stipulation issued, promulgated, enacted, adopted, or entered into by any Governmental Authority or any arbitral body.

“Organizational Documents” means, with respect to any Person that is not a natural person, the articles of incorporation, certificate of incorporation, charter, bylaws, articles of formation, certificate of formation, operating agreement, partnership agreement, certificate of limited partnership, and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person, including any amendments thereto or restatements thereof.

“Parent Material Adverse Effect” means any change affecting, or condition having an effect on, Parent or Purchaser that is, or would reasonably be expected to be, materially adverse to the ability of Parent or Purchaser to consummate the Transactions on a timely basis.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council, as may be revised from time to time.

“Permits” means licenses, permits, certificates, waivers, consents, franchises (including similar authorizations or permits), exemptions, variances, expirations and terminations of any waiting period requirements, qualifications, accreditations, approvals and authorizations of any Governmental Authority.

“Permitted Liens” means (a) Liens for existing Indebtedness reflected in the Company Disclosure Letter or on the Company Balance Sheet or otherwise disclosed on the Company Balance Sheet; (b) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances imposed under Law in the ordinary course of business consistent with past practice (A) that are for amounts not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been specifically established on the Company Balance Sheet and (B) that are not, individually or in the aggregate, material to the business of the Company and its Subsidiaries; (d) Liens arising from transfer restrictions under securities Laws or related Laws of any jurisdiction; (e) Liens discharged at or prior to the Effective Time; (f) with respect to real property, easements, rights of way, zoning ordinances, and other similar land use and environmental regulations affecting real property which are not, individually or in the aggregate, material in amount or effect to the business of Company and its Subsidiaries, taken as a whole; (g) Liens described in Section 8.4 of the Company Disclosure Letter; or (h) Liens which do not, individually or in the aggregate, materially detract from the value of the real property affected or materially interfere with the ordinary course of the business of the Company and its Subsidiaries; provided, however, that except in the case of clause (a), “Permitted Liens” shall not include any Liens that secure the payment of borrowed money.

“Person” means an individual, corporation, limited liability company, partnership, association, joint stock company, trust, unincorporated organization, joint venture, firm or other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Data” means data or information that can be used for identifying an individual natural Person, including any data or information, on any media that can be associated with an individual natural Person (e.g., full name, physical address, telephone number, email address, financial account number or credit card number, government issued identifier (including social security number and driver’s license number), user identification number and password, billing and transactional information, contact preferences, medical, health or insurance information date of birth vehicle identification number, IP address (when linked), or any other number or identifier that identifies an individual natural Person), or any other data or information that constitutes personal data or personal information under any applicable Privacy Law or any policy of the Company or any of its Subsidiaries relating to privacy or personal data.

“Privacy Laws” means all Laws worldwide relating to the privacy and/or security of Personal Data and all binding guidance thereunder issued by a Governmental Entity, including Section 5 of the Federal Trade Commission Act, the CAN-SPAM Act, Children’s Online Privacy Protection Act, state data breach notification Laws, state data security Laws, state social security number protection laws, and any law concerning requirements for website and mobile application privacy policies and practices, or any outbound communications (including e-mail marketing, telemarketing and text messaging), tracking and marketing.

“Proceeding” means any claim, action, suit (whether civil, criminal, administrative or judicial), litigation, arbitration, mediation, proceeding (including nay civil, criminal, administrative or appellate proceeding), hearing, audit, criminal persecution, SEC “Wells” process, in each case commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any mediator, arbitrator or arbitration panel.

“Processing” or “Processed” means any operation or set of operations which is performed upon Personal Data, by any means, such as collection, recording, organization, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, blocking, erasure or destruction.

“Registered IP” means all Company IP that is registered with any Governmental Authority, including all issued Patents, registered Copyrights, registered Trademarks, registered Internet domain names, and all applications for any of the foregoing that have been filed with any Governmental Authority.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing, or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Representatives” means the directors, officers, employees, agents (including financial and legal advisors) and other advisors and representatives of a Person.

“Sanctioned Country” means any country or territory subject to economic sanctions or trade restrictions of the United States, Canada, the United Kingdom, the European Union, or the United Nations that broadly prohibit or restrict dealings with such country (currently Crimea, Cuba, Iran, North Korea, Sudan and Syria).

“Sanctioned Person” means any Person subject to economic sanctions, trade restrictions, or similar restrictions imposed by the United States, the United Kingdom, the European Union, or the United Nations, including (i) any Person identified in any sanctions list maintained by (A) the United States government, including the United States Department of Treasury, Office of Foreign Assets Control (“OFAC”), the United States Department of Commerce, Bureau of Industry and Security (“BIS”), and the United States Department of State; (B) the government of the United Kingdom, including HM Treasury; (C) the European Union; or (D) the United Nations Security Council; (ii) any Person located, organized, or resident in, or a government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly owned or controlled by or acting for the benefit or on behalf of a Person described in (i) or (ii) (with the ability to vote 25% or more of outstanding voting securities presumptively constituting control and the right to receive 50% or more of assets or profits presumptively constituting ownership).

“Sanctions Laws” means all Laws concerning embargoes, economic sanctions, export restrictions, the ability to make or receive international payments, the ability to engage in international transactions, or the ability to take an ownership interest in assets located in a foreign country, including those administered by OFAC, BIS and the Department of State in the United States and similar laws of other jurisdictions.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shrink Wrap License” means any Contract for non-customized, off-the-shelf, shrink-wrap or click-through Software licensed with annual royalties or other fees not exceeding $50,000.

“Software” means all computer programs and systems, whether embodied in software, firmware or otherwise, including data and other files, application programming interfaces, architecture, records, schematics, computerized databases, software implementations of algorithms, software tool sets, compilers, and software models and methodologies (regardless of the stage of development or completion), and all related specifications and documentation, including system documentation, user manuals, and training materials, all descriptions, flowcharts and other work product used to design, plan, organize, and develop any of the foregoing, and including any and all forms in which any of the foregoing is embodied (whether in source code, object code, executable code or human readable form).

“Source Code” means all Software in source code form.

“Subsidiary” or “Subsidiaries” of Parent, the Company, the Surviving Corporation or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company, the Surviving Corporation or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” means a bona fide Competing Proposal (except the references therein to “15%” shall be replaced by (a) a percentage equal to 100% minus the percentage of the outstanding shares of Company Common Stock beneficially owned by a stockholder that, together with its Affiliates, beneficially owns more than 20% of the outstanding Company Common Stock as of the date hereof, in the case of a Competing Proposal made by such stockholder, any of its Affiliates and any Person acting in concert with such stockholder or any of its Affiliates, or (b) “80%”, in all other cases) that did not result from a material breach of Section 5.3, and that, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside legal counsel), taking into account all of the terms and conditions of such Competing Proposal and this Agreement (including any offer by Parent to amend the terms of this Agreement, termination fee, expense reimbursement provisions and conditions to consummation) and taking into account all other financial, legal, regulatory and other aspects of such Competing Proposal that the Company Board considers in good faith to be appropriate (including the conditionality, and the timing and likelihood of consummation of such proposal) would reasonably be expected to result in a transaction that is more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Offer and the Merger.

“Tax” means any and all taxes, withholdings, charges, fees, levies or other assessments or similar charges of any kind whatsoever imposed by any Governmental Authority, including without limitation any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty or other tax, governmental fee or assessment or charge in the nature of a tax (including taxes, charges, or other assessments imposed pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law) as a result of membership in an affiliated, consolidated, combined or unitary group, or under contract, as a transferee or successor, or otherwise by operation of law), together with any interest, penalty or additions thereto.

“Tax Incentive” means any exemption from taxation, Tax holiday, reduction in Tax rate or similar Tax relief, including (without limitation) any state research tax credits.

“Tax Return” means any return, report, declaration, information return or other document filed or required to be filed with any taxing authority in connection with the determination, assessment or collection of any Tax, or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent, the Company or any of their respective Affiliates or Representatives.

“Third-Party IP” means all Intellectual Property Rights owned by a Person other than the Company or any of its Subsidiaries, and which the Company or any of its Subsidiaries is using or currently proposes to use in its or their business(es).

“Treasury Regulations” means regulations promulgated under the Code by the IRS.

“Willful Breach” or “Willfully Breached” (or any similar variation thereof) means a material breach of any representation, warranty, agreement or covenant contained in this Agreement by a party hereto (or, solely with respect to Section 5.3, by an Affiliate of the Company or a Representative of the Company or any of its Affiliates) that is the consequence of an action undertaken or omission by the breaching party (or, if applicable, the breaching Representative or Affiliate), with the actual knowledge that the taking of such action or omission would, or would reasonably be expected to, cause such material breach (it being understood that, for purposes of the foregoing definition, the representations and warranties contained in this Agreement shall be deemed to have been made, and to be capable of being breached, only as of the date hereof).

8.5                                        Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

Acceptance Time	1.1(e)
Accepted Company Shares	2.3(b)
Adverse Recommendation Change	5.3(a)
Agreement	Introduction
Alternative Acquisition Agreement	5.3(a)
Anti-Takeover Law	3.22
Book-Entry Shares	2.5(b)(ii)
Capitalization Date	3.5(a)
Certificate of Merger	2.2
Certificates	2.5(b)(i)
Closing	2.2
Company	Introduction
Company Board	Recitals
Company Board Recommendation	3.2(b)
Company Disclosure Letter	Article 3
Company Financial Advisor	3.20
Company Financial Statements	3.6(d)

Company Material Contract	3.9(a)
Company Related Parties	7.2(g)
Company SEC Documents	3.6(a)
Company Shares	Recitals
Compensation Arrangements	3.2(c)
Confidentiality Agreement	5.2(c)
Copyrights	Definition of “Intellectual Property Rights”
D&O Insurance	5.8(b)
DGCL	Recitals
Dissenting Shares	2.6
Dissenting Stockholder	2.6
DSS	5.5(d)
DSS Consent	5.5(d)
Effect	Definition of “Company Material Adverse Effect”
Effective Time	2.2
End Date	7.1(b)
Enforceability Exceptions	3.2(a)
Exchange Act	Recitals
Expiration Date	1.1(c)
Final Enrollment Date	2.7(d)
FOCI	5.5(d)
HSR Condition	Annex I
Indemnified Persons	5.8(a)
Initial Expiration Date	1.1(c)
Insurance Policies	3.18
Leased Real Property	3.12
Major Customer	3.23
Major OEM	3.23
Major Reseller	3.23
Major Supplier	3.23
Merger	Recitals
Merger Agreement	Annex I
Merger Consideration	2.3(a)
Minimum Condition	Annex I
Multiemployer Plan	3.15(c)
Notice Period	5.3(c)(1)
Offer	Recitals
Offer Conditions	1.1(a)
Offer Documents	1.1(f)
Offer Price	Recitals
Offer to Purchase	1.1(a)

Option Payments	2.7(b)
Parent	Introduction
Parent Benefit Plan	5.14(c)
Parent Disclosure Letter	Article 4
Parent Related Parties	7.2(g)
Patents	Definition of “Intellectual Property Rights”
Paying Agent	2.5(a)
Plan	3.15(a)
Pre-Closing Period	5.1(a)
Purchaser	Introduction
Real Property Leases	3.12
Regulatory Conditions	Annex I
Restricted Share Payments	2.7(c)
Sarbanes-Oxley Act	3.6(a)
Schedule 14D-9	1.2(a)
Schedule TO	1.1(f)
SEC	1.1(c)(i)
Section 16	5.10
Stockholder Litigation	5.6
Surviving Corporation	2.1(a)
Tender Agreement	Recitals
Termination Fee	7.2(b)
Transactions	7.2(b)
Top Contract	3.9(a)(xi)
Trade Secrets	Definition of “Intellectual Property Rights”
Trademarks	Definition of “Intellectual Property Rights”
Transactions	Recitals
Vested Options	2.7(b)
Vested Restricted Shares	2.7(c)

8.6                                        Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7                                        Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.8                                        Amendments.  Any provision of this Agreement may be amended prior to the Acceptance Time if, but only if, such amendment is in writing and is signed by each party to this Agreement.

8.9                                        Waiver.  At any time prior to the Acceptance Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties of the other party or parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other party or parties with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.10                                Entire Agreement.  This Agreement (together with the Exhibits and Company Disclosure Letter and the other documents delivered pursuant hereto) together with the Tender Agreement and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the parties relating to the subject matter of this Agreement and constitute the entire agreement and understanding of the parties and supersede all prior agreements (except the Confidentiality Agreement) and understandings, both written and oral, among the parties, or any of them, on such matters.

8.11                                Assignment.  This Agreement shall not be assigned by any party by operation of law or otherwise without the prior written consent of the other parties.  Any purported assignment not permitted under this Section 8.11 shall be null and void.

8.12                                No Third Party Beneficiaries.  The provisions of this Agreement are be binding upon, inure to the benefit of the parties hereto and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and, except (a) as provided in Section 5.8 (which will be to the benefit of the Persons referred to in such Section) and (b) following the Effective Time, the rights of the Company’s stockholders (who are not Dissenting Stockholders) to receive the Merger Consideration.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto, and consequently, may not accurately characterize actual facts or circumstances.

8.13                                Mutual Drafting; Interpretation.

(a)                               Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.  If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision.

(b)                              For purposes of this Agreement:

(i)                                  Unless the context otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(ii)                              Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(iii)                          The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(iv)                          All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(v)                              The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement.  Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(vi)                          Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful currency of the United States.

(vii)                      The singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(viii)                  As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(ix)                          All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.

(x)                              The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear.

(xi)                          Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive.

8.14                                Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)                               This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by the Laws of the State of Delaware, without giving effect to any conflicts of law principles that would result in the application of any Law other than the Law of the State of Delaware.

(b)                              Each of the parties hereto irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware).  Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.14, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.  Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.3 and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Delaware.  Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)                               EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.14(c).

8.15                                Counterparts.  This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.16                                Specific Performance.  The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (a) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in each case in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), this being in addition to any other remedy to which they are entitled at Law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law.  Any party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including, except as provided in Section 7.2(g), the right to pursue remedies for liabilities or damages incurred or suffered by such party in the case of a breach of this Agreement involving fraud or Willful Breach.

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Parent:

OPEN TEXT CORPORATION

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies
Title: EVP, CLO and Corporate Development

Purchaser:

GALILEO ACQUISITION SUB INC.

By:	/s/ Gordon A. Davies
Name: Gordon A. Davies
Title: President and Secretary

[Signature Page to Merger Agreement]

The Company:

GUIDANCE SOFTWARE, INC.

By:	/s/ Patrick J. Dennis
Name: Patrick J. Dennis
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX I

CONDITIONS TO THE OFFER

Notwithstanding any other terms or provisions of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, including Exchange Act Rule 14e-1(c), to pay for any Company Shares validly tendered (and not subsequently withdrawn) pursuant to the Offer if:

(a)                               Immediately prior to the Expiration Date there shall not have been validly tendered in the Offer (in the aggregate), and not withdrawn (and excluding any Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the DGCL)), that number of Company Shares that, together with the number of Company Shares (if any) then owned by Purchaser, Parent and controlled Affiliates of Parent and Purchaser, equals at least a majority of the Company Shares then issued and outstanding (the “Minimum Condition”); or

(b)                              At the Expiration Date, any of the following conditions shall not be satisfied (or have been waived):

(i)                                  the applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated (the “HSR Condition”);

(ii)                              DSS Consent shall have been obtained (the “DSS Condition”);

(iii)                          no Law or Order of any Governmental Authority with competent jurisdiction shall be in effect which (A) restrains, prohibits or otherwise makes illegal the consummation of the Offer or the Merger or (B) except as contemplated by Section 5.5(f) of the Merger Agreement, imposes any limitations on the ownership or operation by Parent (or any of its Subsidiaries) of all or any portion of businesses or assets of Parent, the Company or any of their respective Subsidiaries, or compels Parent, the Company or any of their respective Subsidiaries to dispose of or hold separate any portion of the businesses or assets of Parent, the Company or any of their respective Subsidiaries (the condition under this paragraph (iii), together with the HSR Condition and the DSS Condition,  the “Regulatory Conditions”);

(iv)                          no Proceeding shall have been commenced and be pending by any United States federal or state or foreign Governmental Authority of competent jurisdiction seeking an Order that would have any of the effects referred to in paragraph (iii) above;

(v)                              (A) each of the representations and warranties of the Company contained in Section 3.1(a), Section 3.2, Section 3.5(a), Section 3.5(c) and Section 3.20 of the Merger Agreement shall be true and correct in all respects as of the Expiration Date as though made on and as of the Expiration Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date), except, in the case of Section 3.5(a) and Section 3.5(c), to the extent that any inaccuracies in such Sections would be de minimis, and (B) any other representations and warranties of the Company contained in the Merger Agreement shall be true and correct as of the Expiration Date (without giving effect to any references to any “Company Material Adverse Effect” or other “materiality” qualifications) as though made on and as of the Expiration Date (except that those representations and warranties which address matters only as of a particular date need only be true and correct as of such date) except where failure to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

Annex I-1

(vi)                          the Company shall have complied with or performed in all material respects all covenants and obligations that the Company is required to comply with or to perform at or prior to the Expiration Date;

(vii)                      the Company shall have delivered to Parent a certificate signed by an executive officer of the Company and dated as of Expiration Date to the effect that the conditions specified in paragraphs (b)(v) and (b)(vi) have been satisfied;

(viii)                  the Merger Agreement shall not have been validly terminated in accordance with its terms; and

(ix)                          since the date of the Merger Agreement, no Company Material Adverse Effect shall have occurred.

Capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 25, 2017 by and among Parent, Purchaser and Company.

Annex I-2

EXHIBIT A

FORM OF
CERTIFICATE OF INCORPORATION
OF SURVIVING CORPORATION

[Exhibit A]

EXHIBIT B

FORM OF BYLAWS
OF SURVIVING CORPORATION

[Exhibit B]